
11006967


ORBIT
INTERNATIONAL CORP.



2010 Annual Report

COMPANY PROFILE

Orbit International Corp., through its Electronics Group, designs and manufactures customized panels, components and subsystems for sale to prime contractors, governmental procurement agencies and R&D laboratories. The Electronics Group also performs system integration for Gun Weapons Systems and Fire Control Interface as well as high quality logistics support and documentation. The Company, through its Power Group, manufactures and sells commercial power supplies, AC power sources, frequency converters, uninterruptible power supplies and COTS power solutions.

DEAR FELLOW SHAREHOLDERS:

2010 was a difficult year for us, which is reflected in our operating performance. However, for a number of reasons, we look forward to significant improvement in 2011.

Our 2010 net sales were $26,749,000, less than a 1% increase from 2009. Gross margin declined to 35.4% compared to 40.5% due in part to inventory write-downs and inventory disposals relating to obsolescence. Our net loss for 2010 was $3,025,000, which included a charge of $2,000,000 due to costs associated with the non-renewal of the contract of our former Chief Executive Officer and $924,000 of non-cash impairment charges taken in connection with recorded intangible assets and goodwill related to our ICS subsidiary. Excluding these charges, the 2010 net loss was $101,000.

However, 2010 did have some major highlights, most notably strong bookings and year-end backlog, which we expect will position us for improved net sales in 2011. The favorable trends have continued into 2011:

- Our 2010 year-end backlog was $20.1 million, an increase of 8.9% from $18.4 million one year earlier.
- Our Power Group booked $10.5 million in new orders in 2010, an increase of 8.9% over 2009 and our Orbit Instrument Division exceeded $11 million in new orders, its highest bookings in several years.
- In the first quarter of 2011, our consolidated bookings were in excess of $7.5 million, a significant increase over first quarter 2010 bookings.

With the expected improvement in our top line, coupled with a much lower cost structure and the operating leverage inherent in our business, we look forward to significant gains in profitability in 2011. Cost savings plus the exclusion of non-cash charges for 2011 are as follows:

- The elimination of compensation expense of our former Chief Executive Officer.
- Goodwill and intangible assets of ICS have been entirely written off in 2010.
- $100,000 in annual rent savings under new lease terms for our Hauppauge facility.

Moreover, we continue to have significant federal and state net operating loss carryforwards to shield profits and enhance future cash flow. Also, while our 2010 operating performance was weak, our financial condition remained strong. At December 31, 2010, our current ratio was 4.3 to 1 and our tangible book value per share at December 31, 2010 was $3.07 per share.



All of the factors listed above are elements of revenue, cost containment and profitability that are in place for 2011. Our entire management team has the firm resolve to improve our operating results and preserve our reputation for performance and excellence in the marketplace.

THE ROAD AHEAD

Much has been spoken regarding the outlook for U.S. defense spending in connection with the broader deficit reduction effort. It appears that defense cuts will be primarily related to troop reduction and the direct costs of the war effort in Iraq and Afghanistan. However, as military assets return from the Middle East, the need for refurbishment and modernization should become a defense spending priority, and refurbishment and modernization are at the core of our business. Consequently, we firmly believe that there will be great opportunities for our Company as military efforts are curtailed and defense spending priorities are refocused. Although Orbit is best known as a defense supplier, we also serve broader industrial markets, such as air traffic control, oil & gas exploration and ground transportation.

Our goals are to continue to maintain strong working relationships with our customers and to forge new alliances. Our expectation for continued internal growth is related to the large number of prototype and pre-production programs that have moved into initial production. In addition, Orbit continues to receive follow-on orders on recurring programs which generate ongoing revenues. Orbit designs are often selected to replace its own legacy programs; this ordering pattern continues as new prototype projects are added to Orbit's program portfolio.

In addition to organic growth, we are aggressively seeking strategic accretive acquisitions that ideally enable us to grow our business and achieve better utilization at our existing facilities through consolidation. The effort is in its preliminary stage but our objective is to complete an acquisition in the next twelve months; we are primarily targeting an acquisition to expand our Power Group.

Our goal is to rapidly build Orbit over the next several years. It is an ambitious plan; but one that can be accomplished by our talented management team and employees. The necessary pieces are in place for a very successful 2011 and well beyond—now is our time to execute.

Mitchell Binder
President & Chief Executive Officer

April 2011

A LEADER IN PROVIDING MILITARY AN

GUN WEAPONS SYSTEMS

The Electronics Group, through its ICS subsidiary, provides key system integration services for programs that utilize the MK 119 Gun Computer System Cabinet, including both the 5"/54 MK45 and 57mm MK 110 Naval Gun Systems. Once fully functional prototypes are tested, ICS facilitates full scale production of various Gun Fire Control System elements for both U.S. and Foreign Naval Programs, including the DDG-51 and CG-47 classes of ships, the Coast Guard Deepwater program and the Cruiser Conversion and DD(X) programs.

OIL & GAS EXPLORATION

Our Power Group excels in the design and manufacture of specialized power sources used for oil and gas exploration. This application requires very reliable, rugged products that are subjected to harsh environments while supplying precise electronic power. Behlman sources can have a variety of options including remote control via computer or satellite, high voltage output of up to 1400 volts, "master/slave" operation and read back capability. Behlman's power sources are in use all over the world supplying clean, precise power for this specialized application.

AIRBORNE

Our Electronics Group currently supports a number of U.S. and foreign military programs with electronic hardware and subsystems. Orbit's experience in this field has enabled the Company to gain the confidence of its customers, and embedded its hardware into program requirements to be used as standard products. Orbit's Command Information Units (CIU's), Command Display Units (CDU's), Digital Transponder (IFF) Units, Secure Voice Systems (SVS) and Ground Positioning Systems (GPS) Units, are all currently used as industry standards for night vision and harsh terrain environment applications. Our Power Group designs and manufactures rugged, modified COTS power supplies for both Military and commercial aircraft. In addition, our Power Group has supplied a number of "form-fit-function" replacement supplies for legacy and difficult to repair products on a number of Military aircraft.

GROUND-BASED PRODUCTS

Behlman designs and manufactures rugged AC Power Supplies and Frequency Converters for deployment to the field, Military Communication Shelters and Avionic Test Sets.



GUN WEAPONS SYSTEMS ▶ *The cabinet shown is the MK 119 Gun Computer System Cabinet and has incorporated products from each operating unit of Orbit International Corp.*

GROUND-BASED PRODUCTS ▶

▼ AIRBORNE

◀ OIL & GAS EXPLORATION

HIGH-END APPLICATIONS

TRANSPORTATION
Our Power Group manufactures railroad signal sources for major transit and signal companies. Railroad signaling, as we know it, is a system of AC voltages applied to the track from a wayside bungalow. It is used to advise the train engineer of acceptable operations; it is used to sense train position for crossing gates; and it sends information to a central dispatcher relative to train position. Railroad signaling is on 24/7 and the railroad must stop operating if there is loss of signal. Our Electronics Group has developed an LCD display configuration which is supporting transit authority communication directly with the driver. This device is typically mounted within a bus and allows the driver to input and receive communication directly with the center.

SHIPBOARD
Our Power Group is a key supplier of precision power supplies and Uninterruptible Power Systems on board US Navy warships such as the Arleigh Burke Class Destroyer, LHD and LHA ships and Trident-Class Submarine.

CUSTOM MILITARIZED PRODUCTS
Our Electronics Group's control display units are proven reliable under even the most extreme land-based, shipboard or airborne conditions. Whether for system updates or new systems, our ruggedized, cost-effective custom solutions are designed to withstand the rigors of nuclear, biological and chemical battlefield environments. Their proven performance has compelled a number of U.S. and foreign military programs to embed our hardware as standard products in their program requirements. Orbit's communication intercom units, commander display units, digital transponder units, secure voice systems and ground positioning systems are industry standards for night vision and harsh terrain applications, while its sunlight readable keyboards have been incorporated into the FAA Air Traffic Control Towers, as well as aircraft and helicopter requirements.

PRODUCTION TEST
Most household electrical consumer products—dishwashers, washing machines, coffee pots, etc.—are made to be used worldwide. In addition, aircraft use a non-standard 400 Hz AC frequency for the electronics on board. In order to test these units at the required worldwide voltage and frequency required, a frequency converter similar to the products manufactured by Behlman is needed. Behlman manufactures a complete line of Frequency Converters with both variable and fixed voltages and frequencies that replicate both international and aircraft AC power.


TRANSPORTATION ▶
SHIPBOARD ▶
◀ CUSTOM MILITARIZED PRODUCTS
▲ PRODUCTION TEST




640

REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Orbit management. The financial statements in the accompanying Form 10-K have been prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

Orbit maintains an effective level of internal control. It consists of defined lines of responsibility and delegation of authority as well as comprehensive systems and control procedures. We believe our system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are properly recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.

EisnerAmper LLP, independent accountants, is retained to examine Orbit's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal controls of Orbit and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of independent directors, and is responsible for recommending to the Board of Directors the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent accountants to review accounting, auditing, internal control structure and financial reporting matters.

Mitchell Binder
Chief Executive Officer

David Goldman
Chief Financial Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___ to ____

Commission File No. 0-3936

ORBIT INTERNATIONAL CORP.

(Name of registrant as specified in its charter)

Delaware	**11-1826363**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
80 Cabot Court, Hauppauge, New York	**11788**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(631) 435-8300**

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, $.10 par value per share	**Nasdaq Capital Market**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether Registrant has submitted electronically and posted on its Corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and posted such files).
☐Yes No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K(§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Large accelerated filer ☐ Accelerated Filer ☐
Non-accelerated filer ☐ Smaller reporting company☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).☐Yes ☒ No

Aggregate market value of Registrant's voting and non-voting common equity held by non-affiliates (based on shares held and the closing price quoted on the Nasdaq Capital Market on June 30, 2010): $11,055,899

Number of shares of common stock outstanding as of March 30, 2011: 4,734,220

Documents incorporated by reference: The Registrant's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Registrant's 2011 Annual Meeting of Stockholders.

PART I

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

Statements in this Annual Report on Form 10-K which are not statements of historical or current fact constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual financial or operating results to be materially different from the historical results or from any future results express or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and our most recent results. In addition to statements which explicitly describe any risks and uncertainties (including factors noted in Item 7 below – "Management's Discussion and Analysis of Financial Condition and Results of Operations"), readers are urged to consider statements labeled with the terms "may", "will", "potential", "opportunity", "believes", "belief", "expects", "intends", "estimates", "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time our reports and registration statements filed with the Securities and Exchange Commission. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

Item 1. DESCRIPTION OF BUSINESS

General

Orbit International Corp. (the "Company" or "Orbit") was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, the state of incorporation was changed from New York to Delaware and in July 1991, the name was changed to Orbit International Corp. We conduct our operations through our Orbit Instrument Division ("Orbit Instrument") and our wholly owned subsidiaries, Behlman Electronics, Inc. ("Behlman"), TDL Development Laboratory, Inc. ("TDL") and Integrated Consulting Services, Inc., d/b/a Integrated Combat Systems ("ICS"). Through our Orbit Instrument Division, which includes our wholly owned subsidiaries, Orbit Instrument of California, Inc. and TDL, we are engaged in the design, manufacture and sale of customized electronic components and subsystems. ICS, based in Louisville, Kentucky, performs systems integration for gun weapons systems and fire control interface, as well as logistics support and documentation. Behlman is engaged in the design and manufacture of high quality commercial power units, AC power, frequency converters, uninterruptible power supplies and commercial-off-the-shelf ("COTS") power solutions.

Financial Information About Industry Segments

We currently operate in two industry segments. Our Electronics Group is comprised of our Orbit Instrument Division, our TDL subsidiary, and our ICS subsidiary. Orbit Instrument and TDL are engaged in the design and manufacture of electronic components and subsystems. ICS performs system integration for gun weapons systems and fire control interface as well as logistics support and documentation. Our Power Group is comprised of our Behlman subsidiary and is engaged in the design and manufacture of commercial power units.

The following sets forth certain selected historical financial information relating to our business segments:

	December 31, 2010	December 31, 2009
Net sales (1):		
Electronics Group		
Domestic	$15,798,000	$15,380,000
Foreign	1,031,000	1,331,000
Total Electronics Group	$16,829,000	$16,711,000
Power Group		
Domestic	$ 8,908,000	$ 9,014,000
Foreign	1,179,000	1,170,000
Total Power Group	$10,087,000	$10,184,000
Income (loss) before income tax provision (2):		
Electronics Group	$ (2,986,000)	$(1,569,000)
Power Group	$ 1,437,000	$ 1,509,000
Assets:		
Electronics Group	$12,297,000	$12,629,000
Power Group	$ 6,089,000	$ 5,916,000

(1) Includes intersegment sales.

(2) Exclusive of corporate overhead expenses, interest expense, and investment and other income- net, which are not allocated to the business segments. Includes goodwill and intangible assets impairment charges of $924,000 and $2,048,000 in 2010 and 2009, respectively.

Additional financial information relating to the business segments in which Orbit conducts its operations is set forth in Note 16 to the Consolidated Financial Statements appearing elsewhere in this report.

Description of Business

General

Our Electronics Group designs, manufactures and sells customized panels, components, and subsystems for contract program requirements to prime contractors, governmental procurement agencies and research and development ("R&D") laboratories, primarily in support of specific military programs. More recently, we have focused on providing commercial, non-military "ruggedized hardware" (hardware designed to meet severe environmental conditions) for prime contractor programs at cost competitive prices. Products include a variety of custom designed "plasma based telephonic intercommunication panels" for secure voice airborne and shipboard program requirements, "full-mil keyboards", trackballs and data entry display devices. Our Electronics Group's products, which in all cases are designed for customer requirements on a firm, fixed-price contract basis, have been successfully incorporated into systems deployed on surveillance aircraft, including E-2C, E-2D, Joint Surveillance Target Attack Radar Systems (J/STARS), Lookdown Surveillance Aircraft (AWACS) and P-3 (anti-submarine warfare) requirements, and shipboard programs, including AEGIS (Guided Missile Cruisers and Destroyers), DDG'S (Guided Missile Destroyers), BFTT (Battle Force Tactical Training), LSD'S (Amphibious Warfare Ships) and LHA'S (Amphibious Warfare Ships) applications, as well as a variety of land based guidance control programs, including the TAD (Towed Artillery Digitization) fire control system. Through ICS, the Electronics Group also performs (i) analysis and evaluation of medium and major caliber Naval Gun Weapon Systems performance, including interoperability and compatibility with combat systems, interface systems, ammunition, subsystems and components, (ii) engineering requirements, such as the design, integration and production of medium and major caliber Naval Gun Weapon Systems' components and (iii) engineering supplies and services in support of medium and major caliber Naval Gun Weapon Systems initiatives, including the development of test plans, test equipment, test articles/units, analyses, trouble shooting, repair, maintenance and reporting.

Our Power Group manufactures and sells power supplies, AC power sources (equipment that produces power that is the same as what would be received from a public utility), "frequency converters" (equipment that converts local power to equivalent foreign power), "uninterruptible power supplies ("UPS")" (devices that allow a computer to operate while utility power is lost), associated analytical equipment and other electronic equipment. The military division of our Behlman subsidiary designs and manufactures power solutions that use COTS power modules to meet customer specifications.

Products

Electronics Group

IFF- Identification Friend or Foe

Our Orbit Instrument Division has designed and developed a remote control unit ("RCU") that has supported the Common Transponder ("CXP") program for both the U.S. Navy and U.S. Army. Our RCU has been fully qualified for shipboard, aircraft and ground based programs, which are now functional and supporting U.S. forces in air, sea and ground battlefield conditions. Orbit's RCU now has embedded proprietary software code for Mode S, Enhanced Traffic Alert and Collision Avoidance Systems ("ETCAS"), and Mode 5 IFF combat applications.

After shipping more than 3,000 units in support of U.S. Army and U.S. Navy CXP program requirements, our Orbit Instrument division has designed and qualified a new Integrated Remote Control Unit ("IRCU") which has been qualified to support U.S. Air Force retrofit programs.

Intercommunication Panels

Our Orbit Instrument division has designed and developed various types of shipboard communication terminals. These communication terminals support existing shipboard secure and non-secure voice communication switches. The panels contained within the terminals have recently been upgraded with state-of-the-art color LCD displays, including options for touch screens. In addition, Orbit Instrument has upgraded the communications terminals with "telco-based" capability. The upgraded communication terminals have been successfully embedded within combat information center ("CIC") consoles on a number of U.S. Naval ship configurations.

Orbit Instrument has designed and developed the next generation color LCD flat panel technology with a touch screen based computer controlled Action Entry Panel for the AEGIS class ships. The new Color Entry Panel (CEP) is currently replacing our existing, functional yet aging Plasma Entry Panel (PEP) that now exceeded decades of 24/7 critical useful life naval service. The CEP continues to be deployed as a form fit replacement display for the previously designed PEP.

Displays

Our Electronics Group, through Orbit Instrument and TDL, has designed, developed, qualified and successfully supported a number of critical programs for prime contractors and government procurement agencies. Our Electronics Group has designed displays using electroluminescent ("EL"), plasma, and LCD technologies for military and rugged environments.

Displays designed by our Electronics Group allow one or more operators to monitor and control radar systems for aircraft, helicopter, shipboard, ground-based, and tracked vehicles systems. Our unique modular design technique allows our displays to provide "smart technology", in the form of high-speed graphics to operators in the most severe combat conditions. TDL and Orbit Instrument displays are readable under both sunlight and night vision conditions ("NVIS"), and continues to operate in nuclear, biological and chemical ("NBC") environments.

Both our Orbit Instrument division and our TDL subsidiary have penetrated a niche defense electronics marketplace by providing avionic displays and keyboards for a number of Air Force jet fighter, bomber, surveillance and tanker refueling programs. Displays may vary from four (4) inches, up to forty five (45) inches long, incorporating multiple inputs and outputs.

With years of prime contractor and procurement agency support, both TDL and Orbit Instrument have designed and embedded displays for U.S. Army programs, providing multiple display systems supporting commander, fire control and GPS driver requirements for the Abrams, Bradley, and Challenger programs.

Our TDL subsidiary has developed a number of color LCD displays that have been qualified and currently support a number of helicopter, jet fighter, bomber, tracked vehicle and armored vehicle programs.

Working together with prime contractors, TDL has designed a number of display configurations to support retrofit and upgrade programs for B-52 aircraft, V-22 Osprey cockpit, as well as the latest fleet upgrade for domestic and foreign military aircraft.

Orbit has successfully designed and qualified an input device assembly ("IDA"), which includes a fully integrated keyboard, trackball and display assembly that is worn (via velcro), on the co-pilot's thigh during flight missions. This unique wearable system provides co-pilots with additional information that is easy to access, and does not require additional space within the cockpit environment. This allows the aircraft to actually have four bullnose systems, the last being the Orbit designed IDA thigh pad.

By focusing on the avionics market, TDL has designed, qualified and delivered displays for mission support in the HH-60 helicopter, providing real time data to the operator. This program opportunity will support both current and retrofit programs

Our Orbit Instrument Division has supported programs that include displays, keyboards and track balls to form complete operator systems on "trays". These trays are qualified for sub-surface, shipboard, aircraft and tracked vehicle program opportunities.

Orbit Instrument has successfully designed and qualified a display tablet in support of an ongoing Chinook Helicopter upgrade program. The initial quantity of production tablets will enhance and upgrade mission avionics and control capabilities in the Chinook helicopter. These tablets are currently scheduled for delivery in 2012.

Orbit Instrument has designed and developed a 6.5" display, as well as a sunlight readable 20.1" display for the U.S. Navy's Carrier Machinery Control System ("MCS") programs. The qualification phase of these displays will be second quarter 2010. Production of these displays commenced during the fourth quarter 2010 for delivery and installation on the Navy's CVN-78 aircraft carrier.

Orbit Instrument designed, developed and delivered pre-production 12.1" display units, for the maintenance panel of the Littoral Combat Ships. The pre-production phase has been completed and the production phase is expected to start in the next couple of years.

Keyboards, Keypads and Pointing Devices

Orbit Instrument and TDL have designed a number of custom backlit keyboards and keypads to meet military specifications. These keyboards and keypads have been designed for shipboard, airborne, sub-surface and land-based program requirements, as well as for the Federal Aviation Administration. The keyboards include various microprocessor-based serial interfaces, such as RS-232, RS-422, PS/2, USB and SUN type interfaces. Depending on the requirement, some of the backlit keyboards are night vision goggle compatible and designed for NVIS Green A or Green B night vision requirements.

Orbit Instrument designed/developed pointing devices, trackballs and force sticks. It manufactures various militarized trackballs in various sizes for airborne, shipboard, Army and FAA requirements. The trackballs and the force sticks include various microprocessor based serial interfaces such as RS-232, RS-422, PS/2, USB and SUN type interfaces.

Operator Control Trays

Our Orbit Instrument division designs and manufactures a variety of "operator control trays" that help organize and process data created by interactive communications systems, making such data more manageable for operator consumption. These trays are presently used to support patrol and surveillance aircraft programs, standard shipboard display console requirements and land-based defense systems applications. The operator trays are integrated with Orbit designed/developed keyboards, flat panel technology-based computer controlled action entry panels, switch panels and pointing devices.

Command Display Units (CDU'S)

Our Orbit Instrument division currently has orders for command display panels that are being utilized in vehicular, shipboard and sheltered platform requirements. The display panels are flat panel technology based and include a Pentium based single board computer. We have designed/developed several models of the CDU to be used by U.S. Navy, U.S. Army and U.S. Marines, and the South Korean and Canadian armies.

MK 119 Gun Computer System Cabinet (GCSC)

ICS remains under a multi-year contract for the production of the MK 119 GCSC, an unmanned environmentally isolated shipboard enclosure that houses a standard 19-inch electronics rack containing processors, electronic devices and cooling and power conditioning equipment that performs processing, interfacing and data extraction functions. It is anticipated that the MK119 GCSC product line will be supplanted with increased orders for the MK110 Signal Data Converter.

MK 437 Gun Mount Control Panel (GMCP)

ICS is also under contract to provide the GMCP, a manned control panel located shipboard in the gun loader room. The GMCP consists of an interactive operator control/display terminal that permits the operator to control the Gun Mount and the GCSC. The operator is able to enter ammunition and environmental pre-engagement data and to monitor the Gun Mount status and operation. In the event of a loss of the Gun Console (GC) the GMCP can serve as a casualty mode of system operation.

MK 110 Serial Data Converter

The MK 119 GCSC designed and built exclusively by ICS has been adapted for use on the DDG-51 modernization (Backfit) program. The redesigned enclosure has been provided with the nomenclature – MK 110 Serial Data Converter (SDC). The SDC will allow the newly modernized DDG-51 Class Combat Management System to easily interface with legacy Gun System hardware. ICS is currently under contract for three prototype SDC units. These prototype units are being built to the ICS design baseline.

Harness Assemblies

ICS is leveraging its core competencies in electronics enclosure assembly into a cable harness assembly Manufacturing Center of Excellence (MCoE). The MCoE will support the organic Orbit International Corp. CCA requirements as well as afford a stable base for enhanced harness assembly sales. While no additional training or certification is required to support this elevated capability ICS will migrate from ISO 9001 certification to AS-9100 certification during calendar year 2011.

Selected Products

ICS builds a wide range of system integration products, including fiber optic cables, specialty enclosures, traditional shipboard cable sets (low smoke and non-low smoke) and training devices.

Power Group

Our Behlman subsidiary's Commercial Power Supply Division designs and manufactures AC power sources. These products are used for clean regulated power and for frequency and voltage conversion applications. Behlman's AC power supplies are used on production lines, in engineering labs, for oil and gas exploration, on aircraft and ships (both manned and unmanned), and on related ground support systems.

Behlman's frequency converters are used to convert power from one frequency to another. They are used to test products to be exported to foreign countries from the point of origin (e.g., in the U.S., 60 Hz. is converted to 50 Hz) and to test products requiring the supply of 400 Hz for aircraft and ship power. These frequency converters are also used in rugged applications such as on airplanes to supply the 60 Hz. required by standard equipment, such as computers, from the 400 Hz. available on the aircraft. In addition, Behlman's products are used for railroad signaling. Its frequency converters are manufactured for most of the passenger railroads in the United States. Behlman's power sources have power levels from 100 VA to 120,000 VA.

Behlman's Uninterruptible Power Supply ("UPS") products are used for backup power when local power is lost. Behlman only competes in the "ruggedized", industrial and military markets. Behlman is now producing its UPS units for DDG-51-class Aegis destroyers, LHD Wasp-class ships and military aircraft.

Behlman's inverters which convert system battery power to AC are being used in electric, gas and water transmission systems and in utility substations.

Behlman's COTS Division designs and manufactures power supplies that use COTS power modules to meet its customers' environmental specifications. This technique requires less engineering resources and produces a more reliable unit in much less time. Customers include the U.S. and NATO military services and their prime contractors, and nuclear power plant control systems manufacturers.

Behlman also performs reverse engineering of analog systems for the United States Government or United States Government contractors to enable them to have a new supplier when the old manufacturer cannot or will not supply the equipment.

Behlman is a long time supplier to the Source Development Department of the Navel Inventory Control Point ("NAVICP") and has been given the opportunity to compete against prime contractors. Behlman has supplied power supplies used on a broad array of equipment including submarines, surface ships, aircraft and ground support equipment.

Behlman also operates as a qualified repair depot for many United States Air Force and Navy programs.

Proposed Products

Electronics Group

Our Electronics Group continues to identify new program opportunities, which require new hardware and software designs to support prime contractors and defense procurement agency land, sea and air solutions.

TDL continues to be a leading supplier of display and keyboard designs, supporting defense electronics and industrial program requirements. TDL has developed a second LCD display configuration, which is supporting transit authority communication directly with the driver. This device is typically mounted within a bus and allows the driver to input and receive information throughout the intended route. TDL continues to support this transportation display requirement and can provide solutions to each transit authority as new awards are released.

Our Electronics Group has developed several new color smart displays for use on helicopters. Given the critical requirements of helicopter missions, each configuration has been designed as sunlight readable and night vision qualified, and provides the crew with real time data under extreme environmental and combat requirements.

Our Electronics Group continues to provide a family of state of the art display configurations which combine various stand alone switch panels and data input devices onto a single display. These displays provide an operator with a single source of easy to access information that supports naval consoles, aircraft cockpits, armor vehicle suites and helicopter cockpit requirements.

Orbit Instrument has designed and developed a 6.5" display, as well as a sunlight readable 20.1" display for the U.S. Navy's Carrier MCS programs. Orbit Instrument also has designed and developed an 8" display for U.S. Navy ships as part of the Nuclear, Biological and Chemical ("NBC") detection program.

Orbit Instrument continues to develop new GPS Control Display Unit ("CDU") panels that support U.S. Army land navigation system requirements. A number of CDU panels have been designed as a total solution for customer requirements. As each foreign country procures this Fire Finder system from the prime contractor, critical country mapping and targeting code is written by the division segment, and embedded into the CDU as an operational requirement.

Our Electronics Group continues to target ongoing retrofit programs, which are intended to extend the life cycle of ships, aircraft, and armored vehicles. To that extent, Orbit Instrument and TDL have designed state-of-the art LED switch panels, keyboards, and communication panels that are form fit and replaceable for units that have exceeded their intended operational usage. In all cases, the new technological designs supporting the switch panels, keyboards, and communication panels are intended to replace units which have been operational in combat mode for decades. As the Electronics Group continues to receive new contract awards for program opportunities, developing new hardware to replace our previously designed units will continue to be a significant part of our Electronics Group's business strategy.

Orbit Instrument is developing a voice over IP ("VOIP") version of its Secure Audio System ("SAS") used on LSD-class ships. The new SAS panel will include a color LCD panel and a VOIP interface. It has provided the plasma display version of the SAS Panel in the past. The new LCD display based SAS panel will be developed to work with Common Enterprise Display System ("CEDS") and target retrofit opportunities.

Orbit Instrument is in the process of design and development of color LCD display version of the Radio Frequency Transmission Line Test Set ("RFTLTS"). It has supported the

RTFLTS with an Electro Luminescent ("EL") display in the past, and the new color LCD version will target retrofit opportunities.

We have recognized the timing and availability opportunity to strategically penetrate the armored vehicle defense electronics market, at the prime vehicle manufacture level, in conjunction with prime electronics contractors. We have designed displays that now support the Bradley Vehicle, the Abrams Tank, the Stryker Vehicle, and displays supporting the M777 towed howitzer.

Given the visibility of displays designed by TDL for these critical program requirements, we have been contacted by several major prime contractors to support additional Mine Resistant Ambush Protected ("MRAP") armored vehicle programs.

Working under an exclusive Supplier Partner Agreement ("SPA"), with Synexxus, TDL has delivered a quantity of displays that have been deployed in various configurations of MRAP vehicles, which are currently deployed in Iraq and Afghanistan theaters of operations.

In response to market-based influences, ICS is planning to develop a family of shock-isolated cabinets to house both custom and COTS components. This family of cabinets will be qualified to the full spectrum of environmental criteria mandated by our Department of Defense customer base.

Future modifications of the GCSC will incorporate touch sensitive displays, detailed built-in-test capabilities and a robust graphic interface.

Littoral Combat Ship

With the ability to maneuver in shallow waters inaccessible to other surface combatants, the Littoral Combat Ship ("LCS") is a new class of warship meant to facilitate U.S. Navy access to, and operations in the littorals, which are waters close to the shore. . The Navy has selected two contractors, Lockheed Martin and Austal USA to build differently designed hulls (or seaframes). ICS worked diligently to support both prime contractors as they prepared their bid responses. ICS is currently in discussions with first-tier subcontractors to both successful LCS bidders to provide a number of required components including cable assemblies, consoles and various interconnecting panels. However, we believe the potential new business from this program will be less than initially expected.

Circuit Card Assemblies

ICS is in the process of developing an organic pick-and-place Circuit Card Assembly ("CCA") capability. Once fully mature, this capability will support the organic Orbit International Corp. CCA requirements as well as afford a stable base for enhanced CCA sales.

Naval Fire Control System

On U.S. Navy ships, the Naval Fire Control System (NFCS – also designated the AN/SYQ-27) is a system to plan gunfire support of friendly forces ashore. Since the forces requesting support may be from any branch of the military, NFCS operates with the Army's Advanced Field Artillery Tactical Data System (AFATDS) as well as the Navy's Global Command and Control System and existing Naval Gun Fire Control Systems. NFCS has been installed aboard the USS Arleigh Burke Class Destroyers DDG-81 through DDG-90 and is planned for introduction onto the remaining USS Arleigh Burke Class Destroyers as well as the Ticonderoga Class Cruisers.

ICS is the OEM for the Navy's signature Gun Fire Control System – the MK 160 Gun Fire Control System. ICS is continually exploring opportunities to add NFCS related products to its portfolio.

Electronic Cabinetry

In response to market-based influences ICS is developing a family of shock-isolated cabinets to house both custom and COTS components. This family of cabinets will be qualified to the full spectrum of environmental criteria mandated by the Department of Defense customer base.

Power Group

In an effort to expand our Power Group's product base, Behlman is developing new, higher power inverters. These products are designed to expand our presence in the utility market and to establish a presence in the military inverter market where the inverter can be used on vehicles such as Hummers.

Behlman is expanding its high power BL series to be used on new aircraft that utilize "wild frequency" systems, which will include CE mark for European sales.

Behlman is expanding its "P" series of low cost AC power supplies to add power factor corrected input and CE marking in order to enhance its sales to the European Community.

Behlman has developed a new line of ruggedized UPS to be used in military and high end industrial applications.

In response to customer requests, Behlman is has developed and continues to expand its line of COTS power supplies to be used in applications such as satellite, nuclear power plant control, sonar and fire control optics. Behlman continues to be the company of choice by certain divisions of military procurement to replace obsolete power equipment with modern COTS versions.

Sales and Marketing

Products of our Electronics Group are primarily marketed by the sales personnel and management of the respective operating units. Manufactures representatives have recently been added as well. The COTS division's products of our Power Group are marketed by Behlman's sales and program managers and other management personnel. Commercial products of our Power Group are sold by regional sales managers, manufacturer's representatives and non-exclusive distributors.

Competition

Many of our competitors are well established, have reputations for success in the development and sale of their products and services and have significantly greater financial, marketing, distribution, personnel and other resources than us, thereby permitting them to implement extensive advertising and promotional campaigns, both in general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

The electronics industry is characterized by frequent introduction of new products and services and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We are constantly required to expend more funds for research and development of new technologies.

Our Electronics Group's competitive position within the electronics industry is, in management's view, predicated upon our manufacturing techniques, our ability to design and manufacture products which will meet the specific needs of our customers and our long-standing relationship with our major customers. (See "Major Customers" below). There are numerous companies, many of which have greater resources than us, which are capable of producing substantially all of our products.

Competition in the markets for our Power Group's commercial and military products depends on such factors as price, product reliability and performance, engineering and production. In particular, due primarily to budgetary restraints and program cutbacks, competition in Behlman's United States Government markets has been increasingly severe and price has become the major overriding factor in contract and subcontract awards. To our knowledge, some of Behlman's regular competitors include companies with substantially greater capital resources and larger engineering, administrative, sales and production staffs than Behlman's.

Sources and Availability of Raw Materials

We use multiple sources for our procurement of raw materials and are not dependent on any specific suppliers for such procurement. We continuously update our delivery schedules and evaluate availability of components so that they are received on a "just-in-time schedule". Occasionally, in the production of certain military units, we will be faced with procuring certain components that are either obsolete or difficult to procure. However, we have access to worldwide brokers using the Internet to assure component availability. Nevertheless, there can be no assurance that such components will be available and, even if so, at reasonable prices.

Major Customers

Various agencies of the United States Government and BAE Systems accounted for approximately 24% and 12%, respectively, of our consolidated net sales for the year ended December 31, 2010. The loss of any of these customers would have a material adverse effect our net sales and earnings. We do not have any significant long-term contracts with any of the above-mentioned customers.

The major customers of our Electronics Group are various agencies of the United States Government, BAE Systems and Raytheon Company, accounting for approximately 31%, 19% and 13%, respectively, of the net sales of such segment for the year ended December 31, 2010. The loss of any of these customers would have a material adverse effect on the net sales and earnings of our Electronics Group.

The major customers of our Power Group are Telephonics and various agencies of the United States Government, both accounting for approximately 21% and 13% respectively, of the net sales of such segment for the year ended December 31, 2010. The loss of these customers would have a material adverse effect on the net sales and earnings of our Power Group.

Since a significant amount of all of the products which we manufacture are used in military applications, any substantial reduction in overall military spending by the United States Government could have a materially adverse effect on our sales and earnings.

Backlog

As of December 31, 2010 and 2009 our backlog was as follows:

	2010	2009
Electronics Group	$ 14,000,000	$12,000,000
Power Group	6,000,000	6,000,000
Total	$20,000,000	$18,000,000

All but approximately $941,000 of the backlog at December 31, 2010, represents backlog under contracts that are expected to be shipped during 2011.

A significant amount of our contracts are subject to termination at the convenience of the United States Government. The backlog is not influenced by seasonality.

Special Features of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

No material terminations of contracts of either our Electronics Group or the Power Group at the convenience of the U.S. Government occurred during the years ended December 31, 2010 and 2009.

A significant portion of our revenues are subject to audit under the Vinson-Trammel Act of 1934 and other federal statutes since they are derived from sales under United States Government contracts. We believe that adjustments to such revenues, if any, will not have a material adverse effect on our financial position or results of operations.

Research and Development

We incurred approximately $1,412,000 and $1,446,000 of research and development expenses during the years ended December 31, 2010 and 2009, respectively. During the years ended December 31, 2010 and 2009, we recognized revenue of approximately $701,000 and $987,000, respectively, for customer funded research and development.

Patents

We do not own any patents which we believe are of material significance to our operations.

Employees

As of March 17, 2011, we employed 139 persons, all on a full-time basis. Of these, our Electronics Group employed 87 people, consisting of 24 in engineering and drafting, 4 in sales and marketing, 16 in direct and corporate administration and the balance in production. Our Power Group employed 52 people, consisting of 14 in engineering and drafting, 6 in sales, 4 in direct and corporate administration and the balance in production.

Item 1A. RISK FACTORS

Not applicable, as we are a smaller reporting company.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable, as we are a smaller reporting company.

Item 2. PROPERTIES

Our plant and executive offices are located at 80 Cabot Court, Hauppauge, New York. This facility which consists of approximately 60,000 square feet (of which approximately 50,000 square feet are available for manufacturing operations) in a two-story, brick building, was completed in October 1982 and expanded in 1985. We are currently operating this facility at approximately 70% of capacity. In March 2001, we completed a sale leaseback transaction whereby we sold our land and building for $3,000,000 and entered into a twelve-year net lease with the buyer of the property. Effective January 1, 2011, we entered into an amendment to the lease. The amendment extended the lease expiration date to December 31, 2019 and modified the monthly lease payment as follows; approximately $32,500 for January 2011 through December 2013, approximately $35,400 for January 2014 through December 2016, and approximately $38,600 for January 2017 through December 2019. Our landlord agreed, at its sole expense, to make certain improvements to the facility.

In December 2007, our Behlman subsidiary entered into a new lease for a 2,000 square foot facility at 2363 Teller Road, Unit 108, Newbury Park, California, which is used as a selling office for all of the Company's operating units. The five year lease provides for monthly payments of approximately $2,100 with annual increases of approximately 3%. The lease provides for an option to renew for an additional five years at a monthly rent equal to the rent charged for comparable space in the geographical area.

In April 2009, our TDL subsidiary entered into a five-year lease for 50,000 square feet at 300 Commerce Boulevard, Quakertown, Pennsylvania which is used for manufacturing, engineering and administration. The facility is currently operating at 60% of capacity. TDL only paid certain operating expenses, from April through October 2009 and lease payments commenced November 1, 2009. The lease provides for monthly lease payments of approximately $15,300 for the first two years of the lease and approximately $16,600, $17,200 and $17,800 for years three, four and five, respectively. The lease includes one five-year option based on the CPI Index (Philadelphia, PA area) and a second five-year option based on fair market value rent. In connection with the new facility, TDL incurred approximately $537,000 in leasehold improvements in 2009. In August 2009, TDL entered into a sublease with the landlord on a month-to-month basis for 15,000 square feet which is being utilized for storage. The sublease provides for TDL to receive $1,250 per month.

On April 5, 2005, TDL entered into a five-year lease for 19,000 square feet at 1765 Walnut Drive, Quakertown, Pennsylvania which was used for manufacturing, engineering and administration. The facility had been operating at full capacity. TDL vacated the facility in October 2009 but continued to make lease payments through January 2010 at which time the facility was sold by the lessor to an unrelated third party. The lessor of this facility was a limited partnership, the ownership of which was controlled by the former shareholders of TDL.

Our ICS subsidiary operates out of two facilities in Louisville, KY, one of which is used for engineering, logistics and administration and the other for manufacturing. In December 2008, ICS entered into a new lease for engineering, logistics and administration for approximately 14,000 square feet and provides for monthly payments of approximately $6,800 per month from April 2009 through March 2014 and includes an option to extend the lease for an additional five years at approximately $8,400 per month. The facility is currently operating at approximately 65% of capacity. The lease for manufacturing space is for approximately 13,000 square feet and provides for monthly payments of approximately $5,000 pursuant to an option in the lease that was exercised in April 2009. The facility is currently operating at approximately 70% of capacity.

Item 3. LEGAL PROCEEDINGS

In March 2011, in connection with the non-renewal of his employment agreement, our former chief executive officer filed for an arbitration hearing in the City of New York to settle a claim regarding certain disputed contractual obligations. At December 31, 2010, we recorded an expense of $2,000,000 for estimated costs associated with such non-renewal. Included in the recorded expense is $312,000 of stock compensation expense relating to the accelerated vesting of restricted stock issued to such officer. We are committed to paying the amount that we believe is owed to our former chief executive officer pursuant to his employment contract. We believe any amount over what we believe is contractually owed to him is without merit and will be vigorously defended by us.

From time to time, we may become a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any other legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We could become involved in material legal proceedings in the future.

Item 4. REMOVED AND RESERVED

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the Nasdaq Capital Market under the symbol "ORBT".

The following table sets forth the high and low sales prices of our common stock for each quarter from January 1, 2009 through its fiscal year ended December 31, 2010, as reported on the Nasdaq Capital Market.

	High	Low
2009:		
First Quarter:	$2.60	$1.68
Second Quarter:	3.66	2.27
Third Quarter:	3.78	3.07
Fourth Quarter:	4.10	3.60
2010:		
First Quarter:	$3.83	$3.12
Second Quarter:	3.95	3.05
Third Quarter:	3.55	2.82
Fourth Quarter:	3.94	3.26

Holders

As of March 18, 2011, the Company had 174 stockholders of record.

Dividends

We have not paid or declared any cash dividends to date and do not anticipate paying any in the foreseeable future. We intend to retain earnings, if any, to support the growth of the business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of December 31, 2010:

- the number of shares of our common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by our stockholders and those granted under plans, including individual compensation contracts, not approved by our stockholders (column a),

- the weighted average exercise price of such options, warrants and rights, also as separately identified (column b), and

- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column c).

Equity Compensation Plan Information Table

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	314,000	$4.24	12,000
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	314,000	$4.24	12,000

Additional information relating to the Issuer's purchase of equity securities is provided in Item 7.-Management's Discussion and Analysis of Financial Condition and Results of Operations.

Recent Sales of Unregistered Securities

During 2010 and 2009, we issued, respectively, 47,553 and 83,825 shares of restricted stock to management, key employees and directors.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In August 2008, our Board of Directors authorized a stock repurchase program through December 2010, allowing us to purchase up to $3.0 million of our outstanding shares of common stock in open market or privately negotiated transactions. During the period from August 2008 through December 31, 2009, we repurchased approximately 368,000 shares at an average price of $2.48 per share. Total consideration for the repurchased stock was approximately $913,000. From August 2008 through May 2010, we purchased approximately 369,000 shares of our common stock for total cash consideration of $915,000 representing an average price of $2.48 per share. In May 2010, in connection with an amendment to our Credit Agreement, we suspended our stock repurchase program.

Item 6. SELECTED FINANCIAL DATA

Not applicable, as we are a smaller reporting company.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors discussed in this report and those discussed in other documents we file with the SEC. In light of these risks, uncertainties and assumptions, readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements represent beliefs and assumptions only as of the date of this report. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

Executive Overview

For the year ended December 31, 2010, our sales slightly increased to $26,749,000 compared to $26,518,000 during the same period in 2009. Despite the slight increase in sales, our net loss increased during 2010 to $3,025,000 from a net loss of $1,607,000 in 2009. The increase in net loss in the current year was mainly attributable to $2,000,000 of costs associated with the non-renewal of our former chief executive officer's contract and lower gross margins at our Electronics Group. The lower gross margins at our Electronics Group were principally due to higher than expected labor and material costs on our MK119 contact that was completed by June 30, 2010 and inventory write-downs and disposals. Despite the increase in net loss in 2010 compared to 2009, our selling, general and administrative expenses decreased to $9,614,000 in 2010 compared to $10,248,000 in 2009. In addition, after completing our impairment testing of goodwill and other intangible assets, we concluded impairment charges of $795,000 and $129,000 should be taken in connection with the goodwill and recorded intangible assets, respectively, arising from the ICS acquisition in 2007. In 2009, we recorded impairment charges of $1,622,000 and $426,000 for recorded intangible assets and goodwill, respectively, relating to the ICS acquisition in 2007. All goodwill and intangible assets related to our acquisition of ICS have been written off at December 31, 2010.

Our backlog at December 31, 2010 was approximately $20,100,000 compared to $18,400,000 at December 31, 2009. There is no seasonality to our business. Our shipping schedules are generally determined by the shipping schedules outlined in the purchase orders received from our customers. Both of our operating segments are pursuing a significant amount of business opportunities and we are confident that we will receive many of the orders we are pursuing, although timing is always an uncertainty.

Despite our weak 2010 operating results, our balance sheet remains strong as evidenced by our 4.3 to 1 current ratio at December 31, 2010. In March 2010, we entered into a new credit agreement with a new commercial lender pursuant to which we (a) established a line of credit up to $3,000,000 and (b) entered into a term loan in the amount of approximately $4,700,000. These new facilities were used to pay off in full our obligations to our former primary lender pursuant to a prior credit facility and to provide us general working capital needs. The new credit facilities are secured by a first priority lien and security interest in substantially all of our assets. As a result of our first quarter loss due to shipping delays, we were not in compliance with one of our financial covenants at March 31, 2010. In addition, as a result of our fourth quarter loss due mainly to costs associated with the non-renewal of our former chief executive officer's employment contract, we were not in compliance with one of our financial covenants at December 31, 2010. However, we did negotiate amendments to our Credit Agreement in May 2010 and March 2011 and we were in compliance with our financial covenants at June 30, 2010 and September 30, 2010.

In August 2008, our Board of Directors authorized a stock repurchase program through December 2010, allowing us to purchase up to $3.0 million of our outstanding shares of common stock in open market or privately negotiated transactions. During the period from August 2008 through December 31, 2009, we repurchased approximately 368,000 shares at an average price of $2.48 per share. Total consideration for the repurchased stock was approximately $913,000. From August 2008 through May 2010, we purchased approximately 369,000 shares of our common stock for total cash consideration of $915,000 representing an average price of $2.48 per share. In May 2010, in connection with an amendment to our Credit Agreement, we suspended our stock repurchase program.

Critical Accounting Policies

The discussion and analysis of our financial condition and the results of operations are based on our financial statements and the data used to prepare them. Our financial statements have been prepared based on accounting principles generally accepted in the United States of America. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on our deferred tax asset, goodwill impairment, valuation of share-based compensation, revenue and cost recognition on long-term contracts accounted for under the percentage-of-completion method and other than temporary impairment on marketable securities. These estimates and judgments are based on historical experience and various other assumptions that are believed to be reasonable under current business conditions and circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect more significant judgments and estimates in the preparation of the consolidated financial statements.

Inventories

Inventory is valued at the lower of cost (specific, average and first-in, first-out basis) or market. Inventory items are reviewed regularly for excess and obsolete inventory based on an estimated forecast of product demand. Demand for our products can be forecasted based on current backlog, customer options to reorder under existing contracts, the need to retrofit older units and parts needed for general repairs. Although we make every effort to insure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have an impact on the level of obsolete material in our inventory and operating results could be affected, accordingly. However, world events have forced our country into various situations of conflict whereby equipment is used and parts may be needed for repair. This could lead to increased product demand as well as the use of some older inventory items that we had previously determined obsolete.

Deferred Tax Asset

At December 31, 2010, we had an alternative minimum tax credit of approximately $573,000 with no limitation on the carry-forward period and Federal and state net operating loss carry-forwards of approximately $22,000,000 and $8,000,000, respectively that expire through 2030. Approximately, $15,000,000 of federal net operating loss carry-forwards expire between 2011-2012. In addition, we receive a tax deduction when our employees exercise their non-qualified stock options thereby increasing our deferred tax asset. We record a valuation allowance to reduce our deferred tax asset when it is more likely than not that a portion of the amount may not be realized. We estimate our valuation allowance based on an estimated forecast of our future profitability. Any significant changes in future profitability resulting from variations in future revenues or expenses could affect the valuation allowance on its deferred tax asset and operating results could be affected, accordingly.

Impairment of Goodwill

We have a significant amount of goodwill and had a significant amount of acquired intangible assets. In determining the recoverability of goodwill and intangible assets, assumptions are made regarding estimated future cash flows and other factors to determine the fair value of the assets. After completing the impairment testing of goodwill and intangible assets, we concluded an impairment charge should be taken at December 31, 2010 for the remaining carrying value of goodwill and intangible assets in connection with the acquisition of ICS in 2007. An impairment charge was also taken at December 31, 2009 in connection with the recorded goodwill and intangible assets arising from our ICS acquisition. As of December 31, 2010, all acquired intangible assets have either been fully amortized or written off.

Our analysis employed the use of both a market and income approach. Significant assumptions used in the income approach include growth and discount rates, margins and our weighted average cost of capital. We used historical performance and management estimates of future performance to determine margins and growth rates. Discount rates selected for each reporting unit varied. Our weighted average cost of capital included a review and assessment of market and capital structure assumptions. The balance of our goodwill for each of our operating units as of December 31, 2010 is as follows: TDL $820,000 and Behlman $868,000. After the impairment charge taken on the remaining carrying value of ICS' goodwill and intangible assets at December 31, 2010, of the two reporting units with goodwill, TDL and Behlman have a fair value that is in excess of their carrying value by approximately 23% and 27%, respectively. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Changes in our actual results and/or estimates or any of our other assumptions used in our analysis could result in a different conclusion.

Share-Based Compensation

We account for share-based compensation awards by recording compensation based on the fair value of the awards on the date of grant and expensing such compensation over the vesting periods of the awards, which is generally one to ten years. Total share-based compensation expense was $656,000 for the year ended December 31, 2010. During 2010, 47,553 shares of restricted stock and no stock options were granted. The estimated fair value of stock options granted in 2009 were calculated using the Black-Scholes model. This model requires the use of input assumptions. These assumptions include expected volatility, expected life, expected dividend rate, and expected risk-free rate of return.

Revenue and Cost Recognition

Revenue and costs under larger, long-term contracts are reported on the percentage-of-completion method. For projects where materials have been purchased, but have not been placed in production, the costs of such materials are excluded from costs incurred for the purpose of measuring the extent of progress toward completion. The amount of earnings recognized at the financial statement date is based on an efforts-expended method, which measures the degree of completion on a contract based on the amount of labor dollars incurred compared to the total labor dollars expected to complete the contract. When an ultimate loss is indicated on a contract, the entire estimated loss is recorded in the period. Assets related to these contracts are included in current assets as they will be liquidated in the normal course of contract completion, although this may require more than one year.

Marketable Securities

We currently have approximately $146,000 invested primarily in corporate bonds. We treat our investments as available-for-sale which requires us to assess our portfolio each reporting period to determine whether declines in fair value below book value are considered to be other than temporary. We must first determine that we have both the intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in its fair value to its amortized cost. In assessing whether the entire amortized cost basis of the security will be recovered, we compare the present value of future cash flows expected to be collected from the security (determination of fair value) with the amortized cost basis of the security. If the impairment is determined to be other than temporary, the investment is written down to its fair value and the write-down is included in earnings as a realized loss, and a new cost is established for the security. Any further impairment of the security related to all other factors is recognized in other comprehensive income. Any subsequent recovery in fair value is not recognized until the security either is sold or matures.

We use several factors in our determination of the cash flows expected to be collected including i) the length of time and extent to which market value has been less than cost; ii) the financial condition and near term prospects of the issuer; iii) whether a decline in fair value is attributable to adverse conditions specifically related to the security or specific conditions in an industry; iv) whether interest payments continue to be made and v) any changes to the rating of the security by a rating agency. Although we received all our interest payments during the current year, we recorded an other than temporary impairment write-down of $39,000 for the three months ended March 31, 2009 consisting of bonds held in two separate issuers in which we determined the decline in fair value was due to adverse conditions specifically related to the security or specific conditions in an industry. We did not take any additional other than temporary impairment charges for the remainder of 2009 or 2010.

Results of Operations:

Year Ended December 31, 2010 vs. Year Ended December 31, 2009

We currently operate in two industry segments, our Electronics Group and our Power Group. The Electronics Group includes our Orbit Instrument Division and our TDL subsidiary which are engaged in the design and manufacture of electronic components and subsystems and our ICS subsidiary which performs system integration for Gun Weapons Systems and Fire Control Interface as well as logistics support and documentation. The Power Group includes our Behlman subsidiary which is engaged in the design and manufacture of commercial power units and COTS power solutions.

Consolidated net sales for the year ended December 31, 2010 increased slightly by 0.1% to $26,749,000 from $26,518,000 for the year ended December 31, 2009 due to a slight increase in sales from our Electronics Group which was partially offset by a slight decrease in sales from our Power Group. Sales from our Electronics Group increased 0.1% which was primarily due to an increase in sales from our Orbit Instrument Division and TDL subsidiary which was partially offset by a decrease in sales from ICS. The increase in sales from our Orbit Instrument Division of 5.1% was primarily attributable to an increase in bookings in 2010 compared to 2009. Sales from our Power Group slightly decreased by 0.1% for the current year due to decreased sales from its COTS division and despite increased sales from its commercial division.

Gross profit, as a percentage of net sales, for the year ended December 31, 2010 decreased to 35.4% from 40.5% for the prior year. This decrease resulted mainly from a lower gross profit from our Electronics Group (28.9% v. 36.4%). The decrease in the Electronics Group was due to a lower gross profit at ICS due to higher than expected labor and material costs associated with the MK119 contract which was completed by June 30, 2010. The decrease in the Electronics Group was also due to inventory disposals and write-downs taken by our Orbit Instrument Division and TDL subsidiary despite an increase in sales at both divisions. The decrease in gross profit (45.2% v. 46.4%) from our Power Group was principally due to product mix and a slight decrease in sales.

Selling, general and administrative expenses decreased by 6.2% to $9,614,000 for the year ended December 31, 2010 from $10,248,000 for the year ended December 31, 2009 due to a decrease in selling, general and administrative expenses from both our Electronics Group and Power Group and lower corporate costs. Selling, general and administrative expenses, as a percentage of sales, for the year ended December 31, 2010 decreased to 35.9% from 38.6% for the year ended December 31, 2009 principally due to a decrease in expenses and a slight increase in sales.

During the fourth quarter of 2010, we decided not to renew the contract of one of our former senior officers effectively terminating his employment as of December 31, 2010. As a result, we recorded an expense of $2,000,000 for estimated costs associated with the contract non-renewal. Included in the recorded expense is $312,000 of stock compensation expense relating to the accelerated vesting of restricted stock issued to such officer.

During September 2010, ICS received an award for fewer MK 119's than ordered during the prior year. In addition, during the fourth quarter of 2010, we learned that the award for potential new business on the U.S. Navy's new Littoral Combat Ship will be less than expected. Consequently, we determined that future cash flows for ICS are projected to decrease. As a result, we determined the undiscounted future cash flows for certain of our intangible assets were less than their carrying value. Therefore, we recorded an impairment charge for the full remaining carrying value ($129,000) of ICS' intangible assets in the year ended December 31, 2010. In the prior year, after completing our impairment testing, we concluded an impairment charge of $1,622,000 should be taken relating to certain of our intangible assets. Also during the fourth quarter 2010, after completing the annual impairment testing of goodwill pursuant to ASC 350, we concluded an impairment charge of $795,000, representing the remaining carrying value of goodwill arising from the acquisition of ICS in 2007, should be taken. In the prior year, after completing our impairment testing, we concluded an impairment charge of $426,000 should be taken in connection with the recorded goodwill arising from the ICS acquisition.

Interest expense for the year ended December 31, 2010 increased to $225,000 from $208,000 for the year ended December 31, 2009 due to an increase in the interest rate paid on balances outstanding on our term loan and credit facility and despite a decrease in the amounts owed to lenders in the current period due to the pay down of our debt.

Investment and other income for the year ended December 31, 2010 increased to $275,000 from $208,000 from the prior year principally due to recorded gains of $139,000 on corporate bonds sold, one of which an other than temporary impairment charge was taken in the prior period and despite a decrease in the amounts invested during the period.

Loss before income tax provision was $3,012,000 for the year ended December 31, 2010 compared to a loss of $1,568,000 for the year ended December 31, 2009. The increase in loss during the current year was principally due to $2,000,000 of costs related to the non-renewal of the contract of our former chief executive officer and lower gross profit and despite a slight increase in sales, a decrease in selling, general and administrative expenses and goodwill and intangible asset impairment charges.

Income taxes for the year ended December 31, 2010 was $13,000 consisting of state income and Federal minimum taxes that cannot be offset by any state or Federal net operating loss carry-forwards that was offset by the reversal of certain state income taxes previously accrued. Income taxes for the year ended December 31, 2009 was $39,000 consisting of state and Federal minimum taxes that cannot be offset by any state or Federal net operating loss carry-forwards.

As a result of the foregoing, net loss for the year ended December 31, 2010 was $3,025,000 compared to a loss of $1,607,000 for the year ended December 31, 2009.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year ended December 31, 2010 decreased to a loss of $1,487,000 compared to $1,427,000 for the year ended December 31, 2009. Listed below is the EBITDA reconciliation to net loss:

	Year ended December 31,	
	2010	2009
Net loss	$(3,025,000)	$(1,607,000)
Interest expense	225,000	208,000
Income tax expense	13,000	39,000
Goodwill and intangible asset impairment	924,000	2,048,000
Depreciation and amortization	376,000	739,000
EBITDA	$(1,487,000)	$ 1,427,000

EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net income. An element of our growth strategy has been through strategic acquisitions which have been substantially funded through the issuance of debt. This has resulted in significant interest expense and amortization expense. EBITDA is presented as additional information because we believe it is useful to our investors and management as a measure of cash generated by our business operations that will be used to service our debt and fund future acquisitions as well as provide an additional element of operating performance.

Liquidity, Capital Resources and Inflation

Working capital decreased to $15,006,000 at December 31, 2010 as compared to $16,558,000 at December 31, 2009. The ratio of current assets to current liabilities was 4.3 to 1 at December 31, 2010 compared to 4.8 to 1 at December 31, 2009. The reduction in working capital was principally due to the repayment of debt and to the liability associated with our former chief executive officer.

Net cash provided by operating activities for the year ended December 31, 2010 was $431,000, primarily attributable to the liability associated with our former chief executive officer, the non-cash intangible asset and goodwill impairment charges, amortization of intangible assets, depreciation and amortization, stock based compensation, the decrease in cost and earnings in excess of billings and other assets that was partially offset by the net loss for the year, the gain on the sale of marketable securities, and the increase in current assets. Net cash provided by operating activities for the year ended December 31, 2009 was $2,174,000, primarily attributable to the non-cash intangible asset and goodwill impairment charges, amortization of intangible assets, depreciation and stock based compensation and the decrease in accounts receivable that was partially offset by the net loss for the year, an increase in cost and estimated earnings in excess of billings and a decrease in accounts payable.

Cash flows provided by investing activities for the year ended December 31, 2010 was $724,000, attributable to the sale of marketable securities that was offset by the purchase of fixed assets. Cash flows used in investing activities for the year ended December 31, 2009 was $445,000, attributable to the purchase of fixed assets ($537,000 incurred by TDL in connection with its new operating facility) that was partially offset by the sale of marketable securities and fixed assets.

Cash flows used in financing activities for the year ended December 31, 2010 was $1,512,000, attributable to the repayments of long term debt and purchase of treasury stock that was partially offset by loan proceeds from our line of credit and stock option exercises. Cash flows used in financing activities for the year ended December 31, 2009 was $1,488,000, was primarily attributable to the repayments of long term debt and purchase of treasury stock that was partially offset from loan proceeds from our line of credit and stock option exercises.

In April 2005, we entered into a five-year $5,000,000 term loan agreement to finance the acquisition of TDL and its manufacturing affiliate ("TDL Term Loan"). In December 2007, we entered into a five-year $4,500,000 term loan agreement to finance the acquisition of ICS ("ICS Term Loan"). Principal payments under the two term loan facilities were approximately $113,000 per month. In December 2007, we also amended an existing $3,000,000 line of credit facility with a commercial lender secured by accounts receivable, inventory and property and equipment. The line of credit facility was to continue from year to year unless sooner terminated for an event of default including non-compliance with certain financial covenants.

In April 2005, we entered into a five year $2,000,000 promissory note with the selling shareholders of TDL ("TDL Shareholder Note") at an interest rate of prime plus 2.00. Principal payments of $100,000 were made on a quarterly basis along with accrued interest. In June 2007, we refinanced the $1,050,000 balance due on the TDL Shareholder Note with our primary commercial lender. Under the terms of the new term loan entered into with our primary commercial lender ("TDL Refinanced Shareholder Loan"), monthly payments of $35,000 were made over a thirty-month period (through January 2010) along with accrued interest pursuant to the interest terms described below. The TDL Refinanced Shareholder Loan was paid off in January 2010.

As a result of decreased revenue and profitability due to the customer contract delay for the MK 119 that is recorded under the percentage of completion method, we were not in compliance with two of our financial covenant ratios as of June 30, 2009. In August 2009, our primary lender agreed to waive these covenant defaults. The lender, in consideration of such waiver, assessed a waiver fee of $10,000 and increased the interest rate on all term debt, including the TDL Term Loan, TDL Refinanced Shareholder Loan and ICS Term Loan, and the line of credit equal to the sum of 3.50% plus the one month LIBOR. In addition, we agreed to reduce our line of credit from $3,000,000 to $2,500,000 until October 31, 2009, at which time it was further reduced to $2,000,000.

As a result of the customer contract delay for the MK 119 and capital expenditures made for our new TDL operating facility, we were not in compliance with two of our financial covenant ratios at September 30, 2009. In November 2009, our primary lender agreed to waive the covenant defaults as of September 30, 2009 and to amend the requirement for two of the financial ratios at December 31, 2009 and for one of the financial ratios at March 31, 2010. Our lender, in consideration of such waiver, assessed a waiver fee of $15,000 and increased the interest rate on all term debt, including the TDL Term Loan, TDL Refinanced Shareholder Loan and ICS Term Loan, and the Line of Credit to the sum of 4.00% plus the one month LIBOR. In addition, we agreed to reduce our Line of Credit from $2,000,000 to $1,500,000 at December 31, 2009. We were in compliance with all financial covenants at December 31, 2009.

On March 10, 2010, we entered into a new credit agreement (the "Credit Agreement") with a new commercial lender pursuant to which we (a) established a new line of credit of up to $3,000,000, and (b) entered into a term loan in the amount of approximately $4,655,000. These new credit facilities were used to pay off all of our obligations to our former primary lender and to provide for our general working capital needs. The new credit facilities are secured by a first priority security interest in substantially all of our assets.

The term loan is payable in 60 consecutive monthly installments of principal and interest and matures on March 1, 2015. The expiration date on the line of credit was extended to August 15, 2011. Payment of interest on all loans is due at a rate per annum (at our option) as follows: (1) for a prime rate loan under the line of credit at a rate equal to the Prime Rate established by the Bank plus 0%, (2) for a prime rate loan under the term loan at a rate equal to the Prime Rate established by the Bank plus 0.5%, (3) for a LIBOR loan under the line of credit at a rate equal to LIBOR plus 2% and (4) for a LIBOR loan under the term loan at a rate equal to LIBOR plus 3%.

The Credit Agreement contains customary affirmative and negative covenants and certain financial covenants. Available borrowings under the line of credit are subject to a borrowing base of eligible accounts receivable, inventory and, for the term loan facility only, cash and marketable securities. The Credit Agreement also contains customary events of default such as non-payment, bankruptcy and material adverse change.

As a result of our first quarter loss, primarily due to shipping schedule delays, we were not in compliance with one of our financial covenants at March 31, 2010. In May 2010, our lender agreed to (i) waive the covenant default; and (ii) to amend the financial covenant ratio in question for the remainder of 2010 and replace it with a new covenant related to the Company's operating profitability. The lender, in consideration of such waiver and amendment, assessed a waiver fee of $25,000 plus legal fees and increased the interest rate on our line of credit and term debt to the prime rate of interest plus 1% and the prime rate of interest plus 1.5%, respectively. In addition, we agreed to enhanced reporting and monitoring requirements, to suspend our stock repurchase program, and all future borrowings to be on a prime rate basis only and not on a LIBOR basis.

As a result of our fourth quarter loss, primarily due to the costs associated with the non-renewal of our former chief executive officer's employment contract, we were not in compliance with one of our financial covenants at December 31, 2010. In March 2011, we and our lender agreed to (i) waive the covenant default; (ii) replace a financial covenant ratio for the first two quarters of 2011 with a new covenant related to the our operating profitability; (iii) modify the definition of a financial covenant; (iv) institute a new covenant related to the Company's liquidity; and (v) extend the expiration date of our line of credit to August 15, 2011. The lender, in consideration of such waiver and amendment, assessed a waiver fee of $10,000 plus legal fees but did not change the interest rate on our line of credit or term debt.

Our existing capital resources, including our bank credit facilities and our cash flow from operations, is expected to be adequate to cover our cash requirements for the foreseeable future.

In August 2008, our Board of Directors authorized a stock repurchase program through December 2010, allowing us to purchase up to $3.0 million of our outstanding shares of common stock in open market or privately negotiated transactions. During the period from August 2008 through May 2010, we repurchased approximately 369,000 shares at an average price of $2.48 per share. Total consideration for the repurchased stock was approximately $915,000. In May 2010, in connection with the amendment to our credit agreement, we suspended our stock repurchase program.

Inflation has not materially impacted the operations of our Company.

Off-Balance Sheet Arrangements

None.

Certain Material Trends

During the first quarter of 2010, our revenue and profitability was adversely affected by approximately $2.8 million in production orders contained in the backlog of our Orbit Instrument Division and TDL subsidiary, some of which was scheduled for delivery in the first quarter, that were delayed due to technical issues at the prime contractor level that was unrelated to our hardware. Shipments on the orders for our Orbit Instrument Division, approximating $800,000, commenced in the fourth quarter and have continued into the first quarter of 2011. Shipment for the $2,000,000 in orders for our TDL subsidiary was initially postponed until 2011; however, in November 2010, TDL received notification that its prime contractor was terminated by the U.S. Government. TDL does not have any significant termination claim on this contract.

During the third quarter of 2010 and during the fourth quarter, our Orbit Instrument Division received several new follow-on contract awards for its legacy hardware. Based on these awards, our Orbit Instrument Division, in 2010, recorded bookings of over $11,000,000, its highest level in many years. In addition, the Division was recently notified by its prime contractor on a program that it provides one of its products related to Federal Aviation Administration air traffic control towers that it is seeking to procure a significant amount of units which could approximate $4,400,000. Delivery schedules for these units have not yet been determined although it is currently expected that the concentration of deliveries will be in 2013. Nevertheless, we expect initial orders under this contract to be received during 2011. Due to its increasing backlog and this latest opportunity, our Orbit Instrument Division appears well positioned for increased revenue and profitability in 2011.

ICS experienced a delay in the award for its MK 119 Gun Console System which affected its first and second quarter shipments in 2009. This award was finally received by ICS at the end of September 2009. ICS had commenced the procurement process of material and labor resources were allocated to the job beginning in the second quarter. As a result, certain cabinets were delivered by the end of 2009 but due to the delay in the receipt of the award, other cabinets were not delivered until the second quarter of 2010 and due to inefficient production resulting from the delay, profitability was adversely affected. We experienced a similar delay in the award of the MK 119 Gun Console System to ICS for 2010. Shipment delays related to contracting, funding and engineering issues are commonplace in our industry and could, in the future, have an adverse effect on our financial performance.

The commercial division of our Power Group has historically been vulnerable to a weak economy. Bookings in the commercial division were weak during most of 2009 due to the severe recession resulting from the financial crisis. However, bookings from the COTS division remained fairly strong. However, as economic conditions started to improve into 2010, bookings from our commercial division started to improve along with continued strength from our COTS division. As a result, our Power Group had another strong year of revenue and profitability for 2010 and improved economic conditions has our Power Group well positioned for increased revenue and profitability for 2011.

In April 2005, we completed the acquisition of TDL and its operations became part of our Electronics Group. In December 2007, we completed the acquisition of ICS which also became part of our Electronics Group. Our Electronics Group and the COTS Division of our Power Group are heavily dependent on military spending. Although we are heavily dependent upon military spending as a source of revenues and income, increased military spending does not necessarily guarantee us increased revenues, particularly, when the allocation of budget dollars may vary depending on what may be needed for specific military conflicts. Due to budget constraints, government spending is coming under intense pressure and the defense budget, usually immune from such pressures, is also under review.

Reductions in the level of military spending by the United States Government due to budget constraints (or for any other reason), could have a negative impact on our future revenues and earnings. However, we believe that any future cuts in defense spending will be in certain areas of the defense budget that will not affect us. In fact, we believe that defense budget dollars that are allocated to modernization and refurbishment of military equipment will remain the same or increase which will generally benefit us.

Although our Electronics Group and our COTS Division of our Power Group are pursuing several opportunities for reorders, as well as new contract awards, we have normally found it difficult to predict the timing of such awards. In addition, we have an unprecedented amount of new opportunities that are in the prototype or pre-production stage. These opportunities generally move to a production stage at a later date but the timing of such is also uncertain. However, once initial production is received, we believe we are generally well positioned to receive follow-on orders depending on government needs and funding requirements.

There is no seasonality to our business. Our revenues are generally determined by the shipping schedules outlined in the purchase orders received from our customers. We stratify all the opportunities we are pursuing by various confidence levels. We generally realize a very high success rate with those opportunities to which we apply a high confidence level. We currently have a significant amount of potential contract awards to which we have applied a high confidence level. However, because it is difficult to predict the timing of awards for most of the opportunities we are pursuing, it is also difficult to predict when we will commence shipping under these contracts. A delay in the receipt of any contract from our customer ultimately causes a corresponding delay in shipments under that contract.

Despite the expected increase in military refurbishment and modernization, we still face a challenging environment. The government is emphasizing the engineering of new and improved weaponry and it continues to be our challenge to work with each of our prime contractors so that we can participate on these new programs. In addition, these new contracts require incurring up-front design, engineering, prototype and pre-production costs. While we attempt to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by our customers, including the United States Government, for such effort. In addition, even if the United States Government agrees to reimburse development costs, there is still a significant risk of cost overrun that may not be reimbursable. Furthermore, once we have completed the design and pre-production stage, there is no assurance that funding will be provided for future production. In such event, even if we are reimbursed for our development costs, it will not generate any significant profits.

In May 2009, we hired an investment banker to pursue strategic alternatives to enhance shareholder value. Those investment banker's activities were primarily focused on a potential sale of the Company. In January 2011, we terminated the services with such investment banker and we are no longer actively pursuing a sale of the Company.

In March 2011, we hired a new investment banker to help us expand our operations and achieve better utilization of our existing facilities through strategic, accretive acquisitions. Through the past several years, we reviewed various potential acquisitions and believe there are numerous opportunities presently available, particularly to integrate into our current operating facilities. However, there is no assurance that any future acquisition will be accomplished. In addition, due to current economic conditions and tightening of credit markets, there can be no assurance that we will obtain the necessary financing to complete additional acquisitions and even if we do, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the interest payments, in which case, we will be required to pay them out of our existing operations which may be adversely affected.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable, as we are a smaller reporting company.

Item 8 . FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required under this Item appears in Item 15 of this report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC. Our management, including our Acting Chief Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of the design of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, the Acting Chief Executive Officer and the Acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) of the Exchange Act.

Our management conducted an evaluation of the effectiveness of its internal control over financial reporting, as of December 31, 2010, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We believe that a controls system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Item 9B. OTHER INFORMATION

There have not been any other material changes in our affairs which have not been described in a report on Form 8-K during the fourth quarter ended December 31, 2010.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Exchange Act in connection with our 2011 Annual Meeting of Stockholders.

Item 11. EXECUTIVE COMPENSATION

Incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Exchange Act in connection with our 2011 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Exchange Act in connection with our 2011 Annual Meeting of Stockholders.

Item 13. CERTAIN RELATIONSHIPS, AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Exchange Act in connection with our 2011 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Exchange Act in connection with our 2011 Annual Meeting of Shareholders.

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

1. Financial Statements

2. Schedules-

 None.

3. Exhibits:

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement, dated December 13, 2004, by and among Orbit International Corp., TDL Development Laboratory, TDL Manufacturing, Inc. and the respective Shareholders of TDL Development Laboratory, Inc. and TDL Manufacturing, Inc. Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K for December 13, 2004.
2.2	Stock Purchase Agreement, dated December 19, 2007, by and among Orbit International Corp., Integrated Consulting Services, Inc. and the respective shareholders of Integrated Consulting Services, Inc. Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K for December 19, 2007.
3.1	Certification of Incorporation, as amended. Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.
3.2	By-Laws, as amended. Incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988.
4.1	Orbit International Corp. 2003 Stock Incentive Plan. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10.1	Employment Agreement, dated as of December 14, 2007, between Registrant and Mitchell Binder. Incorporated by reference to Registrant's Current Report on Form 8-K for December 11, 2007.

10.2	Amendment to Employment Agreement dated December 22, 2009 between Registrant and Mitchell Binder. Incorporated by reference to Registrant's Current Report on Form 8-K for December 23, 2009.
10.3	Employment Agreement, dated as of December 14, 2007, between Registrant and Bruce Reissman. Incorporated by reference to Registrant's Current Report on Form 8-K for December 11, 2007.
10.4	Employment Agreement, dated as of December 14, 2007, between Registrant and Dennis Sunshine. Incorporated by reference to Registrant's Current Report on Form 8-K for December 11, 2007.
10.5	Amendment to Employment Agreement dated February 25, 2011 between Registrant and Bruce Reissman. Incorporated by reference to Registrant's Current Report on Form 8-K for February 25, 2011.
10.6	Form of Indemnification Agreement between the Company and each of its Directors dated as of September 10, 2001. Incorporated by reference to Exhibit 10(d) to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001.
10.7	Purchase and Sale Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10.8	First Amendment to Lease between the Company and 80 Cabot Realty, LLC dated as of January 1, 2011. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K for February 22, 2011.
10.9	Credit Agreement dated as of March 10, 2010 between Registrant and its subsidiaries Behlman Electronics, Inc, Tulip Development Laboratory Inc. and Integrated Consulting Services, Inc. and Capital One, N.A. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K for March 16, 2010.
10.10	Security Agreement dated as of March 10, 2010 between Registrant and its subsidiaries Behlman Electronics, Inc, Tulip Development Laboratory Inc. and Integrated Consulting Services, Inc. and Capital One, N.A. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K for March 16, 2010.
10.11	Term Loan and Security Agreement dated as of December 19, 2007, between Orbit International Corp. and Merrill Lynch Business Financial Services Inc. ("MLBFS"). Incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K for December 19, 2007.

10.12	Net lease dated as of April 4, 2005 by and between Rudy's Thermo-Nuclear Devices, as Landlord, and TDL Manufacturing, Inc. and TDL Development Laboratory, Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.13	Term Loan and Security Agreement dated as of April 4, 2005 between the Company and Merrill Lynch Financial Business Services Inc. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.14	Collateral Installment Note to Merrill Lynch Financial Business Services Inc. dated as of April 4, 2005, from the Company. Incorporated by reference to Registrant's Current Report on Form 8-K for April 4, 2005.
10.15	Employment Agreement, dated December 19, 2007, between Integrated Consulting Services, Inc. and Kenneth J. Ice. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.16	Employment Agreement, dated December 19, 2007, between Integrated Consulting Services, Inc. and Michael R. Rhudy. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.17	Employment Agreement, dated December 19, 2007, between Integrated Consulting Services, Inc. and Julie A. McDearman. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.18	Custody, Pledge and Security Agreement, dated as of December 19, 2007, by and among Orbit International Corp. ("Pledgor"), Kenneth J. Ice, Michael R. Rhudy and Julie A. McDearman ("Pledgees"), and Phillips Nizer LLP ("Custodian"). Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.19	Form of Contingent Promissory Note (three substantially similar notes were issued) from Orbit International Corp. to Kenneth J. Ice. Incorporated by reference to Registrant's Current Report on Form 8-K for December 19, 2007.
10.20	Form of Code of Ethics between the Company and its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Incorporated by reference to Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2003.
10.21*	Amendment and Waiver to Credit Agreement.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of EisnerAmper LLP.

23.2*	Consent of Amper, Politziner & Mattia, LLP.
31.1*	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
31.2*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
32.1*	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
32.2*	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

---

* Filed herewith.

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Orbit International Corp.

We have audited the accompanying consolidated balance sheet of Orbit International Corp. and Subsidiaries (the "Company") as of December 31, 2010 and the related consolidated statements of operations, stockholders' equity and comprehensive (loss), and cash flows for the year ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbit International Corp. and Subsidiaries as of December 31, 2010 and the consolidated results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Orbit International Corp.

We have audited the accompanying consolidated balance sheet of Orbit International Corp. and Subsidiaries (the "Company") as of December 31, 2009 and the related consolidated statements of operations, stockholders' equity and comprehensive (loss), and cash flows for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbit International Corp. and Subsidiaries as of December 31, 2009 and the consolidated results of their operations and their cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, LLP
New York, New York
March 31, 2010

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,	2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,964,000	$ 2,321,000
Investments in marketable securities	146,000	1,019,000
Accounts receivable, less allowance for doubtful accounts of $145,000	3,927,000	3,857,000
Inventories	11,627,000	11,624,000
Costs and estimated earnings in excess of billings on uncompleted contracts	468,000	1,079,000
Deferred tax asset	391,000	714,000
Other current assets	1,043,000	287,000
Total current assets	19,566,000	20,901,000
Property and equipment, net	1,172,000	1,246,000
Intangible assets, net	-	227,000
Goodwill	1,688,000	2,483,000
Deferred tax asset	1,847,000	1,403,000
Other assets	106,000	661,000
Total Assets	$24,379,000	$26,921,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 931,000	$ 995,000
Notes payable - bank	387,000	988,000
Accounts payable	794,000	1,084,000
Liability associated with former chief executive officer	1,194,000	-
Income taxes payable	-	57,000
Accrued expenses	1,051,000	1,102,000
Customer advances	118,000	32,000
Deferred income	85,000	85,000
Total current liabilities	4,560,000	4,343,000
Deferred income	86,000	171,000
Liability associated with former chief executive officer, net of current portion	494,000	-
Long-term debt, net of current portion	3,026,000	4,034,000
Total liabilities	8,166,000	8,548,000
Stockholders' Equity:		
Common stock, $.10 par value, 10,000,000 shares authorized, 5,101,000 and 4,931,000 shares issued at 2010 and 2009, respectively, and 4,732,000 and 4,563,000 shares outstanding at 2010 and 2009, respectively	510,000	493,000
Additional paid-in capital	22,360,000	21,464,000
Treasury stock, at cost, 369,000 and 368,000 shares, respectively	(915,000)	(913,000)
Accumulated other comprehensive income, net of income tax	19,000	65,000
Accumulated deficit	(5,761,000)	(2,736,000)
Stockholders' equity	16,213,000	18,373,000
Total Liabilities and Stockholders' Equity	$24,379,000	$26,921,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,	2010	2009
Net sales	$26,749,000	$26,518,000
Cost of sales	17,273,000	15,790,000
Gross profit	9,476,000	10,728,000
Selling, general and administrative expenses	9,614,000	10,248,000
Costs related to non-renewal of former chief executive officer contract	2,000,000	-
Impairment of intangible assets	129,000	1,622,000
Goodwill impairment	795,000	426,000
Interest expense	225,000	208,000
Investment and other income, net	(275,000)	(208,000)
Total expenses, net	12,488,000	12,296,000
Loss before income tax provision	(3,012,000)	(1,568,000)
Income tax provision	13,000	39,000
Net loss	$ (3,025,000)	$ (1,607,000)
Net loss per common share:		
Basic	$ (.66)	$ (.37)
Diluted	$ (.66)	$ (.37)

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended December 31, 2010 and 2009

	Common Stock 10,000,000 Shares Authorized		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated other Comprehensive Income (loss), net of income tax	Total
	Shares Issued	Amount			Shares	Amount		
Balance at January 1, 2009	4,772,000	$477,000	$21,032,000	$(1,129,000)	237,000	$(529,000)	$(125,000)	$19,726,000
Share-based compensation expense	-	-	310,000	-	-	-	-	310,000
Issuance of restricted stock	84,000	8,000	(8,000)	-	-	-	-	-
Exercise of options	75,000	8,000	76,000	-	-	-	-	84,000
Tax benefit of stock option exercise	-	-	54,000	-	-	-	-	54,000
Purchase of treasury stock	-	-	-	-	131,000	(384,000)	-	(384,000)
Change in unrealized gains and losses on marketable securities, net of income tax	-	-	-	-	-	-	190,000	190,000
Net loss	-	-	-	(1,607,000)	-	-	-	(1,607,000)
Comprehensive loss- 2009								(1,417,000)
Balance at December 31, 2009	4,931,000	493,000	21,464,000	(2,736,000)	368,000	(913,000)	65,000	18,373,000
Share-based compensation expense	-	-	656,000	-	-	-	-	656,000
Issuance of restricted stock	48,000	5,000	(5,000)	-	-	-	-	-
Exercise of options	128,000	13,000	150,000	-	-	-	-	163,000
Tax benefit of stock option exercise	-	-	94,000	-	-	-	-	94,000
Purchase of treasury stock	-	-	-	-	1,000	(2,000)	-	(2,000)
Forfeiture of restricted stock	(6,000)	(1,000)	1,000	-	-	-	-	-
Change in unrealized gains and losses on marketable securities, net of income tax	-	-	-	-	-	-	(46,000)	(46,000)
Net loss	-	-	-	(3,025,000)	-	-	-	(3,025,000)
Comprehensive loss- 2010								(3,071,000)
Balance at December 31, 2010	5,101,000	$510,000	$22,360,000	$(5,761,000)	369,000	$(915,000)	$19,000	$16,213,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2010	2009
Cash flows from operating activities:		
Net loss	$(3,025,000)	$ (1,607,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Impairment of intangible assets	129,000	1,622,000
Goodwill impairment	795,000	426,000
Share-based compensation expense	656,000	310,000
Amortization of intangible assets	98,000	497,000
Depreciation and amortization	278,000	242,000
Bond premium amortization	1,000	6,000
Bad debts	-	10,000
Unrealized impairment loss on write down of marketable securities	-	39,000
Gain on sale of marketable securities	(129,000)	(26,000)
Deferred income	(85,000)	(86,000)
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(70,000)	2,466,000
Increase in inventories	(3,000)	(88,000)
Decrease (increase) in costs and earnings in excess of billings	611,000	(1,079,000)
(Increase) in other current assets	(756,000)	(89,000)
Decrease (increase) in other assets	555,000	(17,000)
Increase in liability associated with former chief executive officer	1,688,000	-
Decrease in accounts payable	(290,000)	(415,000)
Increase (decrease) in customer advances	86,000	(5,000)
Decrease in taxes payable	(57,000)	(12,000)
Decrease in accrued expenses	(51,000)	(20,000)
Net cash provided by operating activities	431,000	2,174,000
Cash flows from investing activities:		
Sale of marketable securities	928,000	388,000
Purchase of property and equipment	(204,000)	(842,000)
Sale of fixed asset	-	9,000
Net cash provided by (used in) investing activities	724,000	(445,000)
Cash flows from financing activities:		
Purchase of treasury stock	(2,000)	(384,000)
Repayments of long-term debt and note payable-bank	(3,682,000)	(2,884,000)
Proceeds from issuance of note payable-bank	2,009,000	1,696,000
Proceeds from exercise of stock options	163,000	84,000
Net cash used in financing activities	(1,512,000)	(1,488,000)

(continued)

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

Net (decrease) increase in cash and cash equivalents	(357,000)	241,000
Cash and cash equivalents at beginning of year	2,321,000	2,080,000
Cash and cash equivalents at end of year	$ 1,964,000	$ 2,321,000
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 231,000	$ 207,000
Cash paid during the year for income taxes	$ 69,000	$ 61,000

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS:

The consolidated financial statements include the accounts of Orbit International Corp. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

The Company currently operates in two reporting segments, the Electronics Group and the Power Group. The Electronics Group is comprised of the Company's Orbit Instrument Division ("Orbit"), its TDL subsidiary, and Integrated Consulting Services, Inc. d/b/a Integrated Combat Systems ("ICS"). Orbit and TDL are engaged in the design and manufacture of electronic components and subsystems. ICS performs system integration for gun weapons systems and fire control interface as well as logistics support and documentation. The Power Group is comprised of the Company's Behlman subsidiary and is engaged in the design and manufacture of commercial and custom power units. The Electronics Group and the Power Group both conduct their operations in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on our deferred tax asset, goodwill impairment, valuation of share-based compensation, revenue and cost recognition on long-term contracts accounted for under the percentage-of-completion method and other-than-temporary impairment on marketable securities.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Marketable Securities

The Company's investments are classified as available-for-sale securities and are stated at fair value, based on quoted market prices, with the unrealized gains and losses, net of income tax, reported in other comprehensive income (loss). Realized gains and losses are included in investment income. Prior to adoption of an amendment to Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities*, any decline in value judged to be other-than-temporary on available-for-sale securities was included in investment income. After adoption of an amendment to ASC 320 at the beginning of the second quarter of 2009, any decline in value judged to be other-than-temporary on available-for-sale securities are included in earnings to the extent they relate to a credit loss. A credit loss is the difference between the present value of cash flows expected to be collected from the security and the amortized cost basis. The amount of any impairment related to other factors will be recognized in comprehensive income. The cost of securities is based on the specific-identification method. Interest and dividends on such securities are included in investment income.

Allowance for Doubtful Accounts

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories

Inventories, which consist of raw materials, work-in-process, and finished goods, are recorded at the lower of cost (specific, average and first-in, first-out basis) or market. Inventories are shown net of any reserves relating to any potential slow moving or obsolete inventory.

Property and Equipment

Property and equipment is recorded at cost. Depreciation and amortization of the respective assets are computed using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the estimated useful life of the improvement, whichever is less.

Long-Lived Assets

When impairment indicators are present, the Company reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses. In the event the future undiscounted cash flows of the long-lived asset are less than the carrying value, the Company will record an impairment charge for the difference between the carrying value and the fair value of the long-lived asset.

Goodwill

The Company records goodwill as the excess of purchase price over the fair value of identifiable net assets acquired. In accordance with ASC 350, goodwill is not amortized but instead tested for impairment on at least an annual basis. The Company's annual goodwill impairment test is performed in the fourth quarter each year. If the goodwill is deemed to be impaired, the difference between the carrying amount reflected in the financial statements and the estimated fair value is recognized as an expense in the period in which the impairment occurs. In determining the recoverability of goodwill, assumptions are made regarding estimated future cash flows and other factors to determine the fair value of the assets.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances have been established to reduce deferred tax assets to the amount expected to be realized.

Revenue and Cost Recognition

The Company recognizes a substantial portion of its revenue upon delivery of product, however for certain products, revenue and costs under larger, long-term contracts are reported on the percentage-of-completion method. For projects where materials have been purchased but have not been placed into production, the costs of such materials are excluded from costs incurred for the purpose of measuring the extent of progress toward completion. The amount of earnings recognized at the financial statement date is based on an efforts-expended method, which measures the degree of completion on a contract based on the amount of labor dollars incurred compared to the total labor dollars expected to complete the contract. When an ultimate loss is indicated on a contract, the entire estimated loss is recorded in the period the loss is identified. Assets related to these contracts are included in costs and estimated earnings in excess of billings on uncompleted contracts as they will be liquidated in the normal course of contract completion, although this may require more than one year. The components of cost and estimated earnings in excess of billings on uncompleted contracts are the sum of the related contract's direct material, direct labor, manufacturing overhead and estimated earnings less accounts receivable billings.

All contracts are for products made to specific customer specifications with no right of return. All units are shipped with a one-year warranty.

Comprehensive Income (loss)

Comprehensive income (loss) consists of net income (loss) and unrealized gains and losses on marketable securities, net of tax.

Stock Based Compensation

The Company accounts for stock-based compensation awards based on the fair value of the awards on the date of grant and expensing such compensation over the vesting periods of the awards.

Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the sum of the weighted average number of shares of common stock and the dilutive effect of unexercised stock options and the unearned portion of restricted stock awards.

Freight and Delivery Costs

The Company's freight and delivery costs were $131,000 and $116,000 for the years ended December 31, 2010 and 2009, respectively. These costs are included in selling, general and administrative expenses.

Research and Development Expenses

Research and development costs are expensed when incurred. The Company expensed approximately $1,412,000 and $1,446,000 for research and development during the years ended December 31, 2010 and 2009, respectively.

3. INVENTORIES:

Inventories consist of the following:

December 31,	2010	2009
Raw materials	$ 7,584,000	$ 7,569,000
Work-in-process	3,512,000	3,328,000
Finished goods	531,000	727,000
	$11,627,000	$11,624,000

4. MARKETABLE SECURITIES:

The following is a summary of the Company's available-for-sale marketable securities at December 31, 2010 and 2009:

December 31, 2010	Adjusted Cost	Fair Value	Unrealized Holding Gain
Corporate Bonds	$ 116,000	$ 145,000	$ 29,000
U.S. Government Agency Bonds	1,000	1,000	-
Total	$ 117,000	$ 146,000	$ 29,000
December 31, 2009			
Corporate Bonds	$ 915,000	$1,018,000	$ 103,000
U.S. Government Agency Bonds	1,000	1,000	-
Total	$ 916,000	$1,019,000	$ 103,000

Maturities of marketable securities classified as available-for-sale at December 31, 2010 are as follows:

Due after one year through five years	$116,000
Due after five years through ten years	1,000
	$117,000

During 2009, the Company charged $39,000 against investment and other income-net to record the impairment in market value of certain available-for-sale securities deemed to be other than temporary.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS:

ASC 820, *Fair Value Measurements and Disclosures,* requires disclosure that establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to ASC 820.

The tables below present the balances, as of December 31, 2010 and 2009, of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

2010	Total	Level 1	Level 2	Level 3
Corporate Bonds	$ 145,000	$ 145,000	$ -	$ -
U.S. Government Agency Bonds	1,000	1,000	-	-
Total Assets	$ 146,000	$ 146,000	$ -	$ -

2009	Total	Level 1	Level 2	Level 3
Corporate Bonds	$1,018,000	$1,018,000	$ -	$ -
U.S. Government Agency Bonds	1,000	1,000	-	-
Total Assets	$1,019,000	$1,019,000	$ -	$ -

The Company's only asset or liability that is measured at fair value on a recurring basis is marketable securities, based on quoted market prices in active markets and therefore classified as Level 1 within the fair value hierarchy. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt reasonably approximate their fair value due to their relatively short maturities. Long-term debt carrying value and liability associated with former chief executive officer are approximate to their fair value at the balance sheet date. The fair value estimates presented herein were based on market or other information available to management. The use of different assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

6. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS:

At December 31, 2010 and 2009, costs and estimated earnings in excess of billings on uncompleted contracts consist of:

	2010	2009
Costs incurred on uncompleted contracts	$1,040,000	$2,211,000
Estimated earnings	167,000	980,000
	1,207,000	3,191,000
Less: billings to date	(739,000)	(2,112,000)
Cost and estimated earnings in excess of billings on uncompleted contracts	$ 468,000	$1,079,000

7. INTANGIBLE ASSETS AND GOODWILL:

ASC 350, *Intangibles-Goodwill and Other,* requires that an intangible asset with a finite life be amortized over its useful life and that goodwill and other intangible assets with indefinite lives not be amortized but evaluated for impairment. The Company performs its annual impairment test of goodwill at the end of its fiscal year and tests its other intangible assets when impairment indicators are present.

At December 31, 2010, the Company's goodwill and intangible assets consist of the following:

	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment	Net Carrying Value
Goodwill		$9,798,000	-	$ (8,110,000)	$1,688,000
Intangible Assets:					
Contract relationships	15 Years	2,000,000	(278,000)	(1,722,000)	-
Contract backlog	1-5 Years	1,750,000	(1,750,000)	-	-
Non-compete agreements	3 Years	415,000	(386,000)	(29,000)	-
		$4,165,000	$(2,414,000)	$(1,751,000)	$ -

At December 31, 2009, the Company's goodwill and intangible assets consist of the following:

	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment	Net Carrying Value
Goodwill		$9,798,000	-	$ (7,315,000)	$2,483,000
Intangible Assets:					
Contract relationships	15 Years	2,000,000	(267,000)	(1,593,000)	140,000
Contract backlog	1-5 Years	1,750,000	(1,668,000)	-	82,000
Non-compete agreements	3 Years	415,000	(381,000)	(29,000)	5,000
		$4,165,000	$(2,316,000)	$(1,622,000)	$ 227,000

The Company recognized amortization expense of $98,000 and $497,000 for the years ended December 31, 2010 and 2009, respectively.

During September 2010, ICS received an award for fewer MK 119's than it received during the prior year. In addition, during the fourth quarter of 2010, we learned that the award for potential new business on the U.S. Navy's new Littoral Combat Ship will be less than expected. Consequently, we determined that future cash flows for ICS are projected to decrease. As a result, we determined the undiscounted future cash flows for certain of our intangible assets were less than their carrying value. Therefore, we recorded an impairment charge for the full remaining carrying value ($129,000) of ICS' intangible assets in the year ended December 31, 2010. Also during the fourth quarter 2010, after completing the annual impairment testing of goodwill pursuant to ASC 350, we concluded an impairment charge of $795,000, representing the remaining carrying value of goodwill, should be take in connection with the goodwill arising from the acquisition of ICS in 2007.

During the fourth quarter of 2009, the Company's ICS subsidiary was notified by one of its major customers that a replacement was under consideration for a portion of significant future contract requirements for which ICS was being considered but not guaranteed a future award. Consequently, the Company determined that future cash flows for ICS could potentially decrease. As a result, the Company determined the undiscounted future cash flows for certain of the Company's intangible assets are less than their carrying value. Therefore, the Company has recorded an impairment charge relating to its intangible assets in the amount of $1,622,000 in the year ended December 31, 2009, representing the excess carrying values over their fair values. Also during the fourth quarter 2009, after completing the annual impairment testing of goodwill pursuant to ASC 350, the Company concluded an impairment charge of $426,000 should be taken in connection with the goodwill arising from the acquisition of ICS in 2007.

During 2010 and 2009, the methods used to determine the fair value of the Company's reporting units were an income approach (discounted cash flow analysis based on financial and operating projections) and a market approach (comparison of financial data for publicly traded companies engage in similar lines of business).

8. PROPERTY AND EQUIPMENT:

Property and equipment at cost, consists of the following:

December 31,	2010	2009
Leasehold improvements	$ 879,000	$ 851,000
Computer equipment	622,000	572,000
Machinery and equipment	1,595,000	1,479,000
Autos	87,000	87,000
Furniture and fixtures	788,000	778,000
	3,971,000	3,767,000
Accumulated depreciation and amortization	(2,799,000)	(2,521,000)
	$ 1,172,000	$ 1,246,000

The Company recognized, on a straight-line basis, depreciation and amortization expense of $278,000 and $242,000 for the years ended December 31, 2010 and 2009, respectively.

9. DEBT:

During March 2010, the Company entered into a $3,000,000 line of credit with a commercial lender secured by all assets of the Company. In addition, the Company refinanced its existing term loans with the same aforementioned commercial lender with a new five-year $4,655,000 term loan facility that matures March 2015. The aggregate amount of principal outstanding under the line of credit cannot exceed a borrowing base of eligible accounts receivable and inventory, as defined. During March 2011, the expiration date on the line of credit was extended to August 15, 2011 unless sooner terminated for an event of default including adherence to certain financial covenants. Outstanding borrowings under the line of credit were $387,000 at December 31, 2010. In March 2010, the Company fully paid the outstanding principal on its term loans and line of credit with its previous commercial lender.

The Company was not in compliance with one of its financial covenant ratios as of March 31, 2010. In May 2010, the Company's lender agreed (i) to waive the covenant default; and (ii) to amend the financial covenant ratio in question for the remainder of 2010 and to replace it with a new covenant related to the Company's operating profitability. The lender, in consideration of such waiver and amendment, assessed a waiver fee of $25,000 plus legal fees and increased the interest rate on the Company's line of credit and term debt to the prime rate of interest plus 1% and the prime rate of interest plus 1.5%, respectively. In addition, the Company agreed to enhanced reporting and monitoring requirements, to suspend its stock repurchase program and for all future borrowings to be on a prime rate basis only and not on a LIBOR basis. The Company was in compliance with all of its financial covenants as of June 30, 2010 and September 30, 2010.

The Company was not in compliance with one of its financial covenants as of December 31, 2010. In March 2011, the Company and its lender agreed to (i) waive the covenant default; (ii) replace a financial covenant ratio for the first two quarters of 2011 with a new covenant related to the Company's operating profitability; (iii) modify the definition of a financial covenant; (iv) institute a new covenant related to the Company's liquidity; and (v) extend the expiration date of the Company's line of credit to August 15, 2011. The lender, in consideration of such waiver and amendment, assessed a waiver fee of $10,000 plus legal fees but did not change the interest rate on the Company's line of credit or term debt.

The Company's long-term debt obligations are as follows:

December 31,	2010	2009
Term loan agreement, collateralized by all business assets of the Company. Payable in sixty (60) monthly payments of approximately $77,500. The loan bears interest equal to the prime rate of interest (3.25% at December 31, 2010) plus 1.5%. Matures March 2015.	$3,957,000	-
Term loan agreement, collateralized by all business assets of the Company, used to finance the acquisition of TDL ("TDL Shareholder Note"). Payable in thirty (30) monthly payments of approximately $35,000. The loan bears interest equal to the one-month LIBOR rate (0.26% at December 31, 2010) plus 4.00%. The loan was fully paid in January 2010.	-	$35,000

Term loan agreement, which is collateralized by all business assets of the Company, was used to finance the acquisition of TDL ("TDL Term Loan"). Payable in fifty-nine (59) monthly principal payments of approximately $60,000 and a sixtieth payment of approximately $1,190,000 in 2010. The loan bears interest equal to the one-month LIBOR rate (0.26% at December 31, 2010) plus 4.00%. The loan was fully paid in March 2010.	-	1,726,000
Term loan agreement, collateralized by all business assets of the Company, used to finance the acquisition of ICS ("The ICS Term Loan"). Payable in fifty-nine (59) monthly payments of approximately $54,000 and a sixtieth (60th) payment of approximately $1,339,000 in 2013. The loan bears interest equal to the one–month LIBOR rate (0.26% at December 31, 2010) plus 4.00%. The loan was fully paid in March 2010.	-	3,268,000
	3,957,000	5,029,000
Less: current portion	931,000	995,000
	$3,026,000	$4,034,000

Principal payments due on the Company's long-term debt are as follows:

Year ending December 31,

2011	$ 931,000
2012	931,000
2013	931,000
2014	931,000
2015	233,000
	$ 3,957,000

10. STOCK-BASED COMPENSATION PLANS:

The Company has various stock-based compensation plans, which provide for the granting of nonqualified and incentive stock options, as well as restricted stock awards to officers, key employees and nonemployee directors. The plans authorize the granting to officers and key employees, stock options and restricted stock awards, to acquire up to 1,891,000 common shares. Each plan grants options at the market value of the Company's stock on the date of such grant and all options expire ten years after granted. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee with vesting ranging from one to ten years. Generally the awards vest based upon time-based conditions. Stock option exercises are funded through the issuance of the Company's common stock. Stock compensation expense for the years ended December 31, 2010 and 2009 was $656,000 and $310,000, respectively.

The following table summarizes activity in stock options:

December 31,	2010			2009	
	Options	Weighted-Average Exercise Price	Average Remaining Contractual Term (in years)	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	476,000	$3.58	3	591,000	$3.19
Granted	-	-	-	85,000	2.00
Forfeited	(34,000)	6.20	-	(125,000)	2.15
Exercised	(128,000)	1.26	-	(75,000)	1.13
Outstanding at end of Year	314,000	$4.24	3	476,000	$3.58
Outstanding and exercisable at end of year	258,000	$4.73	3	405,000	$3.85
Weighted-average fair value of options granted during the year		-			$1.02

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Contractual Life/Years	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$ .60 - $2.00	85,000	4	$1.96	29,000	$1.89
$3.01 - $3.70	3,000	3	$3.60	3,000	$3.60
$4.51 - $5.96	226,000	3	$5.11	226,000	$5.11
$ .60 - $5.96	314,000	3	$4.24	258,000	$4.73

At December 31, 2010, 12,000 shares of common stock were reserved for future issuance of stock options, restricted stock and stock appreciation rights.

At December 31, 2010, the aggregate intrinsic value of options outstanding was $156,000 and the aggregate intrinsic value of options exercisable was $55,000. At December 31, 2009, the aggregate intrinsic value of options outstanding was $514,000 and the aggregate intrinsic value of options exercisable was $383,000. The intrinsic value of options exercised during the years ended December 31, 2010 and 2009 was approximately $257,000 and $147,000, respectively.

The Company estimated the fair value of its stock option awards on the date of grant using the Black-Scholes valuation model. The assumptions used for stock option grants issued during the following periods were as follows:

December 31,	2010	2009
Expected Volatility	-	61.86%
Risk-free interest rate	-	1.88%
Expected term of options (in years)	-	4.5
Dividend Yield	-	-

Expected volatility assumptions utilized for 2009 were based on the volatility of the Company's stock price for 4.5 years, prior to grant date. The risk-free rate for 2009 is derived from the 5 and 10 year U.S. treasury yield on grant date, respectively. Expected life for 2009 was estimated using the "simplified" method, as allowed under the provisions of the Securities and Exchange Commission Staff Bulletin No. 107, since there was no prior history of similar stock option grants. Dividend yield is based on prior history of cash dividends declared.

The following table summarizes the Company's nonvested stock option activity for the year ended December 31, 2010:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock options at January 1, 2010	71,000	$1.02
Granted	-	-
Vested	(14,000)	1.02
Forfeited	-	-
Nonvested stock options at December 31, 2010	57,000	$1.02

At December 31, 2010, there was approximately $9,000 of unearned compensation cost related to the above non-vested stock options. The cost is expected to be recognized over approximately the next three years.

The following table summarizes the Company's nonvested stock option activity for the year ended December 31, 2009:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock options at January 1, 2009	9,000	$3.06
Granted	85,000	1.02
Vested	(22,000)	1.74
Forfeited	(1,000)	2.91
Nonvested stock options at December 31, 2009	71,000	$1.02

The Company's stock based employee compensation plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned stock-based compensation related to restricted stock granted is being amortized to compensation expense over the vesting period, which ranges from two to ten years. The share based expense for these awards was determined based on the market price of the Company's stock at the date of grant applied to the total number of shares that were anticipated to vest. During the year ended December 31, 2010, approximately 48,000 shares of restricted stock were awarded to senior management and independent directors. During the year ended December 31, 2009, approximately 84,000 shares of restricted stock were awarded to senior management. As of December 31, 2010, the Company had unearned compensation of $440,000 associated with all of the Company's restricted stock awards; the expense is to be recognized over the next four years.

11. EMPLOYEE BENEFIT PLAN:

A profit sharing and incentive-savings plan provides benefits to certain employees who meet specified minimum service and age requirements. The plan provides for contributions by the Company equal to 1/2 of employee contributions (but not more than 2% of eligible compensation) and the Company may make additional contributions out of current or accumulated net earnings at the sole discretion of the Company's board of directors.

The Company contributed approximately $223,000 and $229,000 to the plan during the years ended December 31, 2010 and 2009, respectively.

12. INCOME TAXES:

For the year ended December 31, 2010, the Company recorded income tax expense of $13,000 for state income and federal minimum taxes. For the comparable period in 2009, the Company utilized net operating loss carry-forwards to offset income taxes except for $39,000 of state income and federal minimum tax expense.

At December 31, 2010 and 2009, the Company has an alternative minimum tax credit of approximately $573,000 with no limitation on the carryforward period. The Company also has federal and state net operating loss carryforwards of approximately $22,000,000 and $8,000,000, respectively, at December 31, 2010. The net operating loss carry-forwards expire through 2030. Approximately, $15,000,000 of federal net operating loss carry-forwards expire between 2011-2012.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:

December 31,	2010	2009
Tax at U.S. statutory rates	(34.0%)	(34.0%)
State income and federal minimum taxes	-	2.0%
Change in valuation allowance	38.0%	33.0%
Exercise of stock options	(3.0%)	-
Other items, net	(1.0%)	1.0%
	-	2.0%

Deferred tax assets (liabilities) are comprised of the following:

December 31,	2010	2009
Alternative minimum tax credit carry-forward	$ 573,000	$ 573,000
Net operating loss and capital loss carryfowards (including pre-acquisition net operating loss carry-forwards)	7,673,000	6,655,000
Temporary differences in bases of assets and liabilities:		
Accounts receivable and inventory	530,000	435,000
Marketable securities	14,000	53,000
Accrued expenses	376,000	222,000
Stock-based compensation	72,000	76,000
Goodwill	1,640,000	1,591,000
Intangible assets	1,085,000	1,103,000
Deferred revenue	62,000	94,000
Property and equipment	(144,000)	(197,000)
	3,635,000	3,377,000
Total deferred tax assets, net	11,881,000	10,605,000
Valuation allowance	(9,643,000)	(8,488,000)
Net deferred tax assets	$2,238,000	$2,117,000

The increase in the valuation allowance in 2010 was due to a change in the Company's projected future profitability.

Deferred income taxes are included in the accompanying balance sheet as follows:

	2010	2009
Current asset	$ 391,000	$ 714,000
Long-term asset	1,847,000	1,403,000
	$2,238,000	$2,117,000

On January 1, 2007, the Company adopted amended accounting principles related to the accounting for uncertainty in income taxes (ASC 740). This amendment provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits.

Additionally, this amendment provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has evaluated its tax positions and has concluded that the tax positions meet the "more likely than not" recognition threshold. As such, there are no liabilities recorded for uncertain tax positions at December 31, 2010 and 2009. The Company's tax returns from December 31, 2007 through December 31, 2010 remain open to examination. The Company's policy is to recognize interest and penalties relating to uncertain tax positions in income tax expense.

13. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Sales to significant customers accounted for approximately 36% (24% and 12%) and 40% (25% and 15%) of the Company's consolidated net sales for the years ended December 31, 2010 and 2009, respectively.

Significant customers of the Company's Electronics Group accounted for approximately 63% (31%, 19% and 13%) and 54% (31% and 23%) of the Electronics Group's net sales for the years ended December 31, 2010 and 2009, respectively.

Significant customers of the Company's Power Group accounted for approximately 34% (21% and 13%) and 28% (14% and 14%) of the Power Group's net sales for the years ended December 31, 2010 and 2009, respectively.

A substantial portion of the net sales is subject to audit by agencies of the U.S. government. In the opinion of management, adjustments to such sales, if any, will not have a material effect on the Company's consolidated financial position or results of operations.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables from its customers.

The Company performs credit evaluations on its customers and collateral is generally not required. Credit losses are provided for in the consolidated financial statements during the period in which an impairment has been determined.

14. LEASING ARRANGEMENTS:

The Company entered into a sale-leaseback of its New York operating facility in 2001. The Company recorded a deferred gain on sale which is being recognized over the initial term of the lease. Effective January 1, 2011, the Company entered into an amendment to the lease. The amendment extended the lease expiration date to December 31, 2019 and modified the annual lease payments as follows; approximately $390,000 for the years 2011 through 2013, approximately $424,800 for the years 2004 through 2016, and approximately $463,200 for the years 2017 through 2019. The Company's landlord agreed, at its sole expense, to make certain improvements to the facility.

In April 2009, the Company's TDL subsidiary entered into a five year lease for a new operating facility commencing November 1, 2009. Annual rent payments will be approximately $183,600 for the first two years of the lease and approximately $199,200, $206,400 and $213,600 for years three, four and five of the lease, respectively. The lease includes two five year renewable options. In August 2009, TDL entered into a sublease with the landlord on a month-to-month basis for $1,250 per month. Additional operating leases are for the ICS facility, a sales office, vehicles and office equipment.

Future minimum lease payments as of December 31, 2010 under all operating lease agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year ending December 31,	
2011	795,000
2012	807,000
2013	762,000
2014	638,000
2015 and thereafter	2,240,000
Total future minimum lease payments	$5,242,000

Rent expense for operating leases was approximately $841,000 and $740,000 for the years ended December 31, 2010 and 2009, respectively.

15. COMMITMENTS:

The Company elected not to renew the employment agreement of its former chief executive officer effectively terminating his employment as of December 31, 2010. The Company recorded an expense charge of $2,000,000 representing its estimated contractual obligation, along with associated costs, relating to the contract non-renewal. Included in the recorded expense is $312,000 of stock compensation expense relating to the accelerated vesting of restricted stock. A majority of the obligation will be paid by January 2012. The former chief executive officer has filed for an arbitration hearing in the City of New York to settle a dispute regarding certain contractual obligations owed in connection with the contract non-renewal. We are committed to paying the amount that we believe is owed to our former chief executive officer. We believe any amount over what we believe is contractually owed to him is without merit and will be vigorously defended by us.

From time to time, the Company may become a party to litigation or other legal proceedings that it considers to be a part of the ordinary course of business. The Company is not currently involved in any other legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

The Company also has employment agreements with two executive officers and five other principal officers. At December 31, 2010, the total contractual obligations under these agreements over the next three years is approximately $1,686,000. In addition, three executive officers will be entitled to bonuses based on certain performance criteria, as defined, and six officers are entitled to bonuses based on a percentage of earnings before taxes, as defined. Total bonus compensation expense was approximately $89,000 and $324,000 for years ended December 31, 2010 and 2009, respectively.

16. BUSINESS SEGMENTS:

The Company operates through two reporting segments. The Electronics Group is comprised of the Orbit Instrument Division and TDL and ICS subsidiaries. The Company's Power Group is comprised of its Behlman Electronics, Inc. subsidiary.

The Company's reportable segments are business units that offer different products. The Company's reportable segments are each managed separately as they manufacture and distribute distinct products with different production processes.

The following is the Company's reporting segment information as of and for the years ended December 31, 2010 and 2009:

Year ended December 31,	2010	2009
Net sales:		
Electronics Group:		
Domestic	$15,798,000	$15,380,000
Foreign	1,031,000	1,331,000
Total Electronics Group	16,829,000	16,711,000
Power Group:		
Domestic	8,908,000	9,014,000
Foreign	1,179,000	1,170,000
Total Power Group	10,087,000	10,184,000
Intersegment Sales	(167,000)	(377,000)
Total net sales	$26,749,000	$26,518,000
Income (loss) before income tax provision:		
Electronics Group (1)	$ (2,986,000)	$(1,569,000)
Power Group	1,437,000	1,509,000
Intersegment profit	61,000	(82,000)
General corporate expenses not allocated	(1,574,000)	(1,426,000)
Interest expense	(225,000)	(208,000)
Investment and other income, net	275,000	208,000
Loss before income tax provision	$(3,012,000)	$(1,568,000)

December 31,	2010	2009
Assets:		
Electronics Group	$12,297,000	$ 12,629,000
Power Group	6,089,000	5,916,000
General corporate assets not allocated	6,036,000	8,828,000
Elimination of intersegment receivables	(21,000)	(370,000)
Elimination of intersegment gross profit in ending inventory	(22,000)	(82,000)
Total assets	$24,379,000	$26,921,000
Depreciation and amortization:		
Electronics Group	$ 354,000	$ 710,000
Power Group	22,000	29,000
Corporate	1,000	6,000
Total depreciation and amortization	$ 377,000	$ 745,000

(1) Includes goodwill and intangible assets impairment charges of $924,000 and $2,048,000 in 2010 and 2009, respectively.

17. NET LOSS PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net loss per common share:

Year Ended December 31,	2010	2009
Denominator:		
Denominator for basic net loss per share – weighted-average common shares	4,563,000	4,365,000
Effect of dilutive securities:		
Unearned portion of restricted stock awards	-	-
Employee and director stock options	-	-
Dilutive potential common shares	-	-
Denominator for diluted net loss per share - weighted-average common shares and assumed conversions	4,563,000	4,365,000

The numerator for basic and diluted net loss per share for the years ended December 31, 2010 and 2009 is the net loss for each year.

During the years ended December 31, 2010 and 2009, the Company had net losses and therefore did not include, respectively, 229,000 and 248,000 incremental common shares and options in its calculation of diluted net loss per common share an inclusion of such securities would be anti-dilutive.

Approximately 97,000 and 221,000 shares of common stock were outstanding during the years ended December 31, 2010 and 2009, respectively, but were not included in the computation of basic earnings per share. These shares were excluded because they represent the unvested portion of restricted stock awards.

18. RELATED PARTY TRANSACTION:

TDL leased a facility from a limited partnership, the ownership of which is controlled by the former shareholders of TDL. The lease commenced April 2005 and ended January 2010 and provided for monthly payments of $9,100 and increases of 2% each year for the first two renewal periods and 3% for the final two renewal periods. For the years ended December 31, 2010 and 2009, the total amount paid under this lease was approximately $10,000 and $120,000, respectively.

19. EQUITY:

In August 2008, the Company's Board of Directors authorized a stock repurchase program through December 2010, allowing the Company to purchase up to $3.0 million of its outstanding shares of common stock in open market or privately negotiated transactions in compliance with applicable laws and regulations including the SEC's Rules 10b5-1 and 10b-18. The timing and amount of repurchases under the program depended on market conditions and publicly available information. During year ended December 31, 2010, the Company repurchased approximately 700 shares of its common stock at an average purchase price of $3.44 per share. Total cash consideration for the repurchased stock was approximately $2,400. From August 2008 through May 2010, the Company purchased approximately 369,000 shares of its common stock for total cash consideration of $915,000 representing an average purchase price of $2.48 per share. In May 2010, in connection with an amendment to its Credit Agreement, the Company was required to suspend its stock repurchase program.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIT INTERNATIONAL CORP.

Dated: March 31, 2011

By: /s/ Mitchell Binder
Mitchell Binder, Acting President and Chief Executive Officer

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Mitchell Binder Mitchell Binder	Acting President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2011
/s/ David Goldman David Goldman	Acting Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)	March 31, 2011
/s/ Bruce Reissman Bruce Reissman	Executive Vice President, Chief Operating Officer and Director	March 31, 2011
/s/ Fredric Gruder Fredric Gruder	Director	March 31, 2011
/s/ Bernard Karcinell Bernard Karcinell	Director	March 31, 2011
/s/ Sohail Malad Sohail Malad	Director	March 31, 2011

Exhibit 31.1

I, Mitchell Binder, certify that:

1. I have reviewed this annual report on Form 10-K of Orbit International Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2011

/s/ Mitchell Binder
Mitchell Binder
Acting Chief Executive Officer

Exhibit 31.2

I, David Goldman, certify that:

1. I have reviewed this annual report on Form 10-K of Orbit International Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2011

/s/ David Goldman
David Goldman
Acting Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mitchell Binder, Acting Chief Executive Officer of Orbit International Corp., certify, pursuant to 18 U.S.C. § 1350, as enacted by §906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K for the year ended December 31, 2010 (the "Annual Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

(2) information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Orbit International Corp.

Dated: March 31, 2011

/s/ Mitchell Binder
Mitchell Binder
Acting Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Orbit International Corp. and will be retained by Orbit International Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, David Goldman, Acting Chief Financial Officer of Orbit International Corp., certify, pursuant to 18 U.S.C. § 1350, as enacted by §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Annual Report on Form 10-K for the year ended December 31, 2010 (the "Annual Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

(2) information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Orbit International Corp.

Dated: March 31, 2011

/s/ David Goldman
David Goldman
Acting Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Orbit International Corp. and will be retained by Orbit International Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

BOARD OF DIRECTORS

Mitchell Binder
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Fredric Gruder
Attorney at Law

Bernard Karcinell
Financial Consultant

Sohail Malad
Partner,
Karla Enterprises, LLC

OFFICERS

Mitchell Binder
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

David Goldman
Treasurer and
Chief Financial Officer

Mark Tublisky
Secretary and President,
Behlman Electronics, Inc.

David Gutman
President,
Tulip Development Laboratory, Inc.

Kenneth Ice
President,
Integrated Combat Systems, Inc.

CORPORATE INFORMATION

Corporate Office
Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Independent Auditors
EisnerAmper, LLP
750 Third Avenue
New York, NY 10017

Corporate Counsel
Ruskin Moscou Faltischek, P.C.
1425 RexCorp Plaza
Uniondale, NY 11556

Investor Relations
The Equity Group Inc.
800 Third Avenue
New York, NY 10022

Transfer Agent
American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

Availability of Form 10-K
Additional information, including a copy of the Orbit International Corp. 2010 Annual Report on Form 10-K with exhibits, as filed with the Securities and Exchange Commission, will be provided without charge to each shareholder mailing a written request to the Company:
80 Cabot Court
Hauppauge, NY 11788

CORPORATE FACILITIES

Orbit Instrument Division
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitinstrument.com

Behlman Electronics, Inc.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-0410
www.behlman.com

Tulip Development Laboratory, Inc.
300 Commerce Boulevard
Quakertown, PA 18951
Telephone: (215) 538-8820
www.tuliplabs.com

Integrated Combat Systems, Inc.
130 Rochester Drive
Louisville, KY 40214
Telephone: (502) 364-5473
www.ics-gsg.com

West Coast Sales Office
2363 Teller Road #10
Newbury Park, CA 91320
Telephone: (805) 642-0660

FORWARD-LOOKING STATEMENTS

Statements in this Annual Report and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may," "will," "potential," "opportunity," "believes," "belief," "expects," "intends," "estimates," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.


ORBIT
INTERNATIONAL CORP.

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788

(631) 435-8300

www.orbitintl.com